SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -----------------

                                    FORM 8-B

                       FOR REGISTRATION OF SECURITIES OF
                           CERTAIN SUCCESSOR ISSUERS
                FILED PURSUANT TO SECTION 12(b) OR 12 (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          STEWARDSHIP FINANCIAL CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

NEW JERSEY                                  22-3351447
-----------------------------------         -----------------------
(State or Other Jurisdiction of             (I.R.S. Employer
Incorporation or Organization)              Identification No.)

630 Godwin Avenue, Midland Park, NJ         07432
-----------------------------------         -----------------------
(Address of Principal Executive              (Zip Code)
Offices)

Securities to be registered pursuant to Section 12(b) of the Act:

================================================================================
Title of Each Class           Name of Each Exchange on Which
to be so Registered           Each Class is to be Registered
--------------------------------------------------------------------------------
None
--------------------------------------------------------------------------------

================================================================================

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value
--------------------------------------------------------------------------------
(Title of Class)

--------------------------------------------------------------------------------
(Title of Class)

ITEM 1. GENERAL INFORMATION

     a) The Registrant was organized in January, 1995 as a business corporation under the laws of the State of New Jersey.

     b) The Registrant's fiscal year end is December 31.

ITEM 2. TRANSACTION OF SUCCESSION

     a) Atlantic Stewardship Bank

     b) The Registrant was established by the Board of Directors of Atlantic Stewardship Bank (the "Bank") to become a holding company for the Bank. Pursuant to the New Jersey Banking Act of 1948, as amended (the "Banking Act"), and pursuant to the approval of the shareholders of the Bank, the Registrant acquired all of the shares of the Bank in exchange for its own shares, on a share per share basis. The Bank is now the wholly-owned subsidiary of the Company.

ITEM 3. SECURITIES TO BE REGISTERED

     1) The Registrant's Certificate of Incorporation authorizes 5,000,000 shares of common stock, no par value.

     2) 460,013 outstanding shares as of November 22, 1996

     3) None

ITEM 4. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Capital Structure

     The Registrant's certificate of incorporation provides for an authorized capitalization consisting of 5,000,000 shares of common stock, without par value. The Registrant has 460,013 shares of common stock outstanding, leaving 739,987 shares of authorized common stock available to be issued when and if the Board of Directors of the Registrant determines it is advisable to do so. Under New Jersey law, the Board of Directors is generally empowered to issue authorized common stock without shareholder approval.

Dividend Rights

     The holders of the Registrant's common stock are entitled to dividends, when, as, and if declared by the Registrant's Board of Directors, subject to the restrictions imposed by New Jersey law. The only statutory limitation applicable to the Registrant is that dividends may not be paid if the Registrant is insolvent.

However, as a practical matter, unless the Registrant expands its activities, its only source of income will be the earnings of the Bank. Under the Banking Act, dividends may be paid only if, after the payment of the dividend, the capital stock of the Bank will be unimpaired and either the Bank will have a surplus of not less than 50% of its capital stock or the payment of the dividend will not reduce the Bank's surplus.

Voting Rights

     Each share of the Common Stock is entitled to one vote per share. Cumulative voting is not permitted. Under New Jersey corporate law, the affirmative vote of a majority of the votes cast is required to approve any merger, consolidation or disposition of substantially all of the Registrant's assets.

Preemptive Rights

     Under New Jersey law, shareholders may have preemptive rights if these rights are provided in the certificate of incorporation. The Certificate of Incorporation of the Registrant does not provide for preemptive rights.

Appraisal Rights

     Under New Jersey law, dissenting shareholders of the Registrant will have appraisal rights (subject to the broad exception set forth in the next sentence) upon certain mergers or consolidations. Appraisal rights are not available in any such transaction if shares of the corporation are listed for trading on a national securities exchange or held of record by more than 1,000 holders. In addition, appraisal rights are not available to shareholders of an acquired corporation if, as a result of the transaction, shares of the acquired corporation are exchanged for any of the following: (i) cash; (ii) any securities listed on a national securities exchange or held of record by more than 1,000 holders; or (iii) any combination of the above. New Jersey law also provides that a corporation may grant appraisal rights in other types of transactions or regardless of the consideration received by providing for such rights in its Certificate of Incorporation. The Registrant's Certificate of Incorporation does not provide appraisal rights beyond those called for under New Jersey law.

Directors

     Under New Jersey law and the Registrant's Certificate of Incorporation, the Registrant is to have a minimum of 3 directors and a maximum of 25, with the number of directors at any given time to be fixed by the Board of Directors. The Registrant currently has eleven directors.

Indemnification

     The Certificate of Incorporation of the Registrant provides that the Registrant will indemnify any person who was or is a party to any threatened, pending or completed action, whether civil or criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving as a director or officer of any other entity at the request of the Registrant against expenses, judgments, fines and amounts paid in settlement incurred by such person in connection with such action, provided that the director or officer acted in good faith in a manner he reasonably believed to be in or not opposed to the best interest of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In addition, in the event that such action is in the name of the Registrant, a director or officer may not be indemnified if he is found liable to the Registrant unless a court determines that, despite the finding of liability, the officer or director is fairly and reasonably entitled to indemnification.

Limitation of Liability

     The Certificate of Incorporation of the Registrant contains provisions which may limit the liability of any director or officer of the Registrant to the Registrant or its shareholders for damages for an alleged breach of any duty owed to the Registrant or its shareholders. This limitation will not relieve an officer or director from liability based on any act or omission (i) which was in breach of such person's duty of loyalty to the Registrant or its shareholders;
(ii) which was not in good faith or involved a knowing violation of law; or
(iii) which resulted in receipt by such officer or director of an improper personal benefit. These provisions are explicitly permitted by New Jersey law.

Shareholders Protection Act

     A provision of New Jersey law, the New Jersey Shareholders Protection Act (the "Shareholders Act") prohibits certain transactions involving an "interested stockholder" and a company. An "interested stockholder" is generally defined as one who is the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding stock of the corporation. The Shareholders Act prohibits certain business combinations between an interested stockholder and a New Jersey corporation subject to the Shareholders Act for a period of five years after the date the interested stockholder acquired his stock, unless the transaction was approved by the corporation's board of directors prior to the time the interested stockholder acquired their shares. After the five year period expires, the prohibition on business combinations with an interested stockholder continues unless certain conditions are met. The conditions include (i) that the business combination is approved by the Board of Directors of the target corporation; (ii) that the business combination is approved by a vote of two-thirds of the voting stock not owned by the interested shareholder; and (iii) that the shareholders of the corporation receive a price in accordance with a fair price formula set forth in the statute. The Shareholders Act as applicable to the Registrant could inhibit unsolicited offers to acquire the Registrant.

Restrictions on Acquisition of the Registrant

     The Certificate of Incorporation of the Registrant permits the Board of Directors, consistent with their fiduciary duty and as already permitted by statute, to consider, in connection with any proposed acquisition of the corporation, any fact which the Board of Directors deems relevant, including the impact of such an acquisition of the Registrant on its employees and the communities which the Registrant serves. This provision, along with the provisions of the Shareholders Act described above could have the effect of delaying, deferring or preventing a change in control of the Registrant.

ITEM 5. FINANCIAL STATEMENTS AND EXHIBITS

(A)
    (1) Annual Report of Atlantic Stewardship Bank on Form F-2 for the year ended December 31, 1995.

    (2) Quarterly Report of Atlantic Stewardship Bank on Form F-4 for the quarter ended September 30, 1996.

(B)

    (1) Plan of Acquisition of All the Outstanding Shares of Atlantic Stewardship Bank by Stewardship Financial Corporation.

    (3)  (i)   Certificate of Incorporation of Stewardship Financial
               Corporation.

         (ii)  Amendment to Certificate of Incorporation of
               Stewardship Financial Corporation

         (iii) By-laws of Stewardship Financial Corporation

    (10) (a)   1995 Stock Option Plan.

         (b)   1995 Stock Option Plan for Non-Employee Directors.

     (21) Subsidiaries of the Registrant

     (27) Financial Data Schedule.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                       STEWARDSHIP FINANCIAL CORP.


                                       By /s/ Paul Van Ostenbridge
                                          ----------------------------
                                          Paul Van Ostenbridge

Date: November 6, 1996

                           ANNUAL REPORT ON FORM F-2

                                       OF

                           ATLANTIC STEWARDSHIP BANK

                                    FORM F-2

                        ANNUAL REPORT UNDER SECTION 13 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31,1995

                             ---------------------

                                      26390
                             (FDIC Certificate No.)

                            Atlantic Stewardship Bank
                (Exact name of bank as specified in its charter)

                                   New Jersey
         (State of other jurisdiction of incorporation or organization)

                                630 Godwin Avenue
                         Midland Park, New Jersey 07432
                    (Address of principal executive offices)

                                   22-2499582
                      (I.R.S. Employer Identification No.)

                                  201-444-7100
                 (Bank's telephone number, including area code)

                                      None
             (Securities registered under section 12(b) of the Act)

                     Common Stock, par value $5.00 per share
             (Securities registered under section 12(g) of the Act)

Indicate by check mark if disclosure of delinquent filers pursuant to item 10 is not contained herein, and will not be contained, to the best of bank's knowledge, in definitive proxy or information statements incorporated by reference in part III of the Form F-2 or any amendment of this form F-2. |X|

Indicate by check mark if whether the bank (1) has filed all reports required to be filed by section 13 of the Securities Exchange Act of 1934 during the preceding 12 months ( or for such shorter period that the bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

The aggregate market value of the voting stock held by non-affiliates of the Registrant, as of March 25, 1996 was $11,386,025.

The number of shares outstanding of the registrant's Common Stock, $5.00 par value, outstanding as of March 25, 1996 was 455,441.

                       Documents Incorporated by Reference

Portions of the Proxy Statement for the 1996 Annual Meeting of Shareholders are incorporated by reference on the pages listed below.

Form F-2 Item       Document Incorporated by Reference                   Page(s)
-------------       ----------------------------------                   -------
Part I  Item 4      Proxy Statement for the 1996
                    Annual Meeting of Shareholders
                    under the caption Stock
                    Ownership of Management and
                    Principal Shareholders ...........................    16-17

Part III  Item 9    Proxy Statement for the 1996
                    Annual Meeting of Shareholders
                    under the caption Proposal 1 -
                    Election of Directors ............................     13-15

Part III Item 10    Proxy Statement for the 1996
                    Annual Meeting of Shareholders
                    under the caption Management
                    Remuneration .....................................       18

                                TABLE OF CONTENTS

                                                                           PAGE
PART I                                                                    NUMBER
                                                                          ------
     Item I  - Business ................................................   1-7

     Item 2  - Properties ..............................................   7

     Item 3  - Legal Proceedings .......................................   7

     Item 4  - Security Ownership of Certain Beneficial
                 Owners and Management .................................   8

PART II

     Item 5  - Market for the Bank's Common Stock and Related
                 Security Holder Matters ...............................   8

     Item 6  - Selected Financial Data .................................   9

     Item 7  - Management's Discussion and Analysis of Financial
                 Condition and Results of Operations ...................   10-24

     Item 8  - Financial Statements and Supplementary Data .............   25-47

PART III

     Item 9  - Directors and Principal Officers of the Bank ............   48

     Item 10 - Management Compensation and Transactions ................   48

PART IV

     Item 11 - Exhibits, Financial Statement Schedules,
                 and Reports on Form F-3 ...............................   49-50

SIGNATURES .............................................................   51

                                     Part I

Item 1 - Business

                                     General

     Atlantic Stewardship Bank (the "Bank") is a commercial bank formed under the laws of New Jersey on April 26, 1984. The Bank received its Certificate of Authority to transact business from the Commissioner of the New Jersey Department of Banking on September 20, 1984 and the Bank commenced operations on September 29, 1985.

     The Bank's main branch and administrative headquarters are located at 630 Godwin Avenue, Midland Park, New Jersey 07432. In addition, the Bank maintains branches in Hawthorne and Wayne, New Jersey. See Item 3. "Properties".

                                    Services

     The Bank conducts a traditional commercial banking and retail community banking business, and offers a full range of traditional deposit and lending services. Commercial services provided by the Bank include real estate mortgage loans, term loans, revolving credit arrangements, lines of credit, business checking and savings accounts and certificates of deposit, as well as night depository, wire transfer and collection services. The Bank also offers a full range of consumer banking services, including checking, savings, NOW and money market accounts, certificates of deposit, individual retirement accounts, holiday clubs, secured and unsecured installment loans, credit cards, mortgage loans, safe deposit boxes, wire transfers, collection services, money orders and travelers checks. Although the Bank does not currently operate any automated teller machines ("ATM") at its branch sites, it does issue ATM access cards which serve for both debit and point of sale transactions. The Bank is a member of Exchange, Plus, Nyce and American Express ATM networks. The Bank continues to explore the cost/benefit of introducing an ATM at one of its branch sites. Bank deposits are insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC") up to its applicable limits. The Bank structures its specific services and charges in a manner designed to attract small and medium-sized businesses, the professional community and individuals residing, working and shopping in the Bergen and Passaic Counties, New Jersey area. The Bank does not presently have any trust powers and, therefore, does not offer any trust services.

     The Bank has sought to increase its loan portfolio while maintaining its traditional underwriting standards. Since December 31, 1994, the Bank's total loan portfolio has increased by approximately $11.6 million. The Bank seeks to maintain a loan to deposit ratio of between 65% to 72%. In commercial lending, the Bank offers loans for equipment and working capital needs. As part of an ongoing program to improve services to small and medium-sized businesses, the Bank is a participant in the Small Business Administration (SBA) as an approved lender. The SBA, a government agency, provides lending guarantees to qualified borrowers to help businesses obtain financing for expansion and improvement. The Bank periodically supports the community by bidding on tax anticipation notes, bond anticipation notes and long-term municipal bonds for local governments. The Bank also has developed an alliance with the City of Paterson, Passaic County, New Jersey participating in its Small Business Loan Program. This program operates under the City's Department of Community Development which encourages banks to lend to new small businesses in the City and offers a limited guaranty. The Bank also participates in multi-bank credit arrangements in order to take part in loans for amounts which are in excess of the Bank's legal lending limit. In the mortgage arena, the Bank was an active participant in the State of New Jersey First Time Homebuyers Program which offered attractively price fixed rate mortgages to new homebuyers. The majority of the residential mortgage loans are originated by the Bank for resale in the secondary market in order to provide liquidity. During 1995, the Bank introduced its own credit card program which is receiving strong reception from its customer base. The popularity is attributable to its attractive interest rates. The credit cards have no annual fee for customers banking with Atlantic Stewardship Bank and are priced at 2.49% over The Wall Street Journal prime rate. The interest adjusts twice a year and is currently 11.24%.

     In addition to the traditional deposit products for a community bank, the Bank continues to see popularity with the Power Certificate of Deposit. The Power Certificate of Deposit, issued for maturities of between 24 and 60 months, proved to be very attractive to savers since it provides investors the option to increase the interest rate and add to the principal one time during the Certificate's term. Beginning in 1996, the Bank began to offer the Power Certificate of Deposits as products available for IRA's.

     On March 10, 1995, the Bank was successful in purchasing certain assets and assuming the deposit account liabilities of the Wayne branch of Carteret Federal Savings Bank from Penn Federal Savings Bank which had simultaneously purchased such deposits from the Resolution Trust Corporation. The Bank maintained the Carteret Branch until April, 1995 when it moved the depositors to the Bank's existing Wayne Branch.

     On January 17, 1995, the Bank's Board of Directors adopted the Plan of Acquisition of all the Outstanding Stock of Atlantic Stewardship Bank by Stewardship Financial Corporation (the "Plan".) Although the Board originally intended to propose the Plan to the Bank's shareholders at the 1995 Annual Meeting, certain regulatory considerations required that a shareholder vote on the Plan be delayed until the 1996 Annual Meeting. The Plan provides for the transfer and contribution of all of the Bank's stock by the shareholders to the Holding Company solely in exchange for the stock of the Holding Company pursuant to the terms of the New Jersey Banking Act of 1948. The Holding Company will then be the sole shareholder of the Bank. All shares of common stock of the Bank will be exchanged for shares in the Holding Company on a one for one basis. The Board of Directors of the Bank believes that the bank holding company structure offers greater flexibility in undertaking the Bank's current and future activities. In addition, The Board believes that the holding company structure may provide the Board with additional means of protecting the rights of shareholders in the case of an unsolicited takeover-bid. Although the Holding Company's Amended and Restated Certificate of Incorporation does not currently contain any defensive provisions, shareholders may be asked to approve such provisions in the future. Consummation of the transactions contemplated by the Plan is subject to several conditions, including the non-objection of the Board of Governors of the Federal Reserve System and an affirmative vote of the holders of two-thirds of the outstanding shares of common stock of the Bank.

     The Bank believes it offers competitive rates for its services, thereby enabling consumers and business entities in the service area to avail themselves of the bank's credit and non-credit services.

     As of December 31, 1995, the Bank had 35 fulltime and 27 parttime employees. None of the Bank's employees are represented by any collective bargaining agreements. The Bank believes that its relations with its employees are good.

                                  Subsidiaries

     The Bank has one subsidiary, Stewardship Investment Corp. The business of the subsidiary is maintaining, holding and managing a majority of the Bank's investment portfolio. The Bank is not currently a subsidiary of any other entity.

                                   Competition

     The Bank is located in an extremely competitive environment. The Bank's trade area is already serviced by major regional banks, large thrift institutions and a variety of credit unions. In addition, several of the major money center banks have acquired institutions in New Jersey and are providing services to the area. Most of the Bank's competitors have substantially more capital and therefore greater lending limits than the Bank. The Bank's competitors generally have established positions in the trade area and have greater resources than the Bank with which to pay for advertising, physical facilities, personnel and interest on deposited funds. To distinguish itself from its competition, the Bank offers an alternative community oriented style of banking. As an example of the Bank's commitment to its community, the Bank has incorporated a commitment into its By-laws to tithe ten percent (10%) of its pre-tax profits to various Christian charities, hospitals, missions and schools in addition to assisting local charities.

     The Bank believes that the following attributes have made the Bank attractive to local business people and residents.

          o Direct and easy access to the Bank's management by members of the community, whether during or after business hours.

          o Local conditions and needs are taken into account by the Bank when deciding loan applications and making other business decisions affecting members of the community.

          o Responsiveness of the Bank's personnel for requests for information and services by depositors and others.

          o    Depositors' funds are invested back into the community.

          o Positive involvement of the Bank and its personnel in the community affairs of Bergen County.

                           Supervision and Regulation

     As a New Jersey-chartered commercial bank, the Bank is subject to the regulation, supervision, and control of the New Jersey Department of Banking (the "Department"). As a Federal Deposit Insurance Corporation ("FDIC") insured institution, the Bank is subject to regulation, supervision and control by the FDIC, an agency of the federal government. The regulations of the FDIC and the Department impact virtually all activities of the Bank, including the minimum level of capital the Bank must maintain, the ability of the Bank to pay dividends, the ability of the Bank to expand through new branches or acquisitions, and various other matters. The Bank is also subject to numerous federal state and local laws regulating the taking of deposits, the extension of credit, and the provision of banking services, including federal regulations governing disclosure of credit terms to borrowers (Truth-In-Lending Act), discrimination among credit customers (Equal Credit Opportunity Act) and permissible credit collection practices (Fair Credit Reporting Act). Additional federal legislation to which the Bank is subject includes rules concerning customers' rights and liabilities arising from the use of automated teller machines (Regulation E of the Electronic Funds Transfer Act) and regulations limiting the "float" the Bank may maintain on check deposits.

Capital Adequacy Guidelines

     The Bank is subject to capital adequacy guidelines promulgated by the FDIC. The FDIC has issued regulations to define the adequacy of capital based upon the sensitivity of assets and off-balance sheet exposures to risk factors. Four categories of risk weights (0%, 20%, 50% and 100%) were established to be applied to different types of balance sheet assets and off-balance sheet exposures. The aggregate of the risk weighted items (risk-based assets) is the denominator of the ratio, the numerator of which is a newly defined risk-based capital. Under the regulations, risk-based capital has been classified into two categories. Tier 1 capital includes common and qualifying perpetual preferred stockholders' equity, less goodwill. Tier 2 capital includes mandatory convertible debt, allowance for loan losses, subject to certain limitations, and certain subordinated and term debt securities. Total qualifying capital consists of Tier 1 capital and Tier 2 capital; however, the amount of Tier 2 capital may not exceed the amount of Tier 1 capital in the computation of total qualifying capital. The minimum capital ratio required under the above formula was 4% for Tier 1 capital ratio and 8% for total qualifying capital. The Bank at December 31, 1995 maintained a Tier 1 capital ratio of 12.13% and total qualifying capital of 13.38%.

     The FDIC has also issued leverage capital adequacy standards. Under these standards, in addition to the risk-based capital ratios, a bank must also maintain a ratio of Tier 1 capital (using the risk-based capital definition) to total assets of at least 3%. Institutions which are not "top-rated" will be expected to maintain a ratio 100 to 200 basis points above this ratio. The Bank's leverage ratio at December 31, 1995 was 7.57%.

Dividend Restrictions

     Under the New Jersey Banking Act of 1948, as amended, the Bank may pay dividends only out of retained earnings, and out of surplus to the extent that surplus exceeds 50% of stated capital. In addition, the Bank cannot pay a dividend in such amount as would reduce its capital below the regulatory imposed minimums. The power to declare and issue dividends in the stock of the Bank, as set forth in the Certificate of Incorporation, is subject to the oversight and approval of the Commissioner of Banking for the State of New Jersey.

Recent Legislation

     On September 29, 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act (the "Interstate Act") was enacted. The Interstate Act generally enhances the ability of bank holding companies to conduct their banking business across state borders. The Interstate Act has two main provisions. The first provision generally provides that commencing on September 29, 1995, bank holding companies may acquire banks located in any state regardless of the provisions of state law. These acquisitions are subject to certain restrictions, including caps on the total percentage of deposits that a bank holding company may control both nationally and in any single state. New Jersey law currently allows interstate acquisitions by bank holding companies whose home state has "reciprocal" legislation which would allow acquisitions by New Jersey based holding companies.

     The second major provision of the Interstate Act permits, beginning on June 1, 1997, banks located in different states to merge and continue to operate as a single institution in more than one state. States may, by legislation passed before June 1, 1997, opt out of the interstate bank merger provisions of the Interstate Act. In addition, states may elect to opt in and allow interstate bank mergers prior to June 1, 1997.

     A final provision of the Interstate Act permits banks located in one state to establish new branches in another state without obtaining a separate bank charter in that state, but only if the state in which the branch is located has adopted legislation specifically allowing interstate de novo branching.

     It is unclear at this time whether New Jersey will opt out of the interstate bank merger provisions of the Interstate Act or opt in at a date earlier than June 1, 1997, or whether New Jersey will permit interstate de novo branching. Although it is impossible to predict the impact of the Interstate Act at this time, it will most likely enhance competition in the New Jersey marketplace as bank holding companies located outside of New Jersey become freer to acquire institutions located in New Jersey. The ability to operate acquired New Jersey banks as part of an existing bank charter rather than as a separately chartered institution may make interstate banking more cost-efficient, and may lead to additional acquisitions in New Jersey by out-of-state institutions.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted in December, 1991 and effected a major restructuring of the federal regulatory framework applicable to depository institutions. The FDICIA was primarily designed to provide additional financing for the FDIC by increasing its borrowing ability. The FDIC was given the authority to increase deposit insurance premiums to repay any such borrowing. In addition, the FDICIA identifies capital standard categories for financial institutions: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions depending on the category in which an institution is classified. Pursuant to FDICIA, undercapitalized institutions must submit recapitalization plans, and a holding company controlling a failing institution must guarantee such institution's compliance with its plan. As of December 31, 1995, the Bank was deemed "well capitalized" under the regulations of the Federal Deposit Insurance Corporation implementing FDICIA.

     FDICIA also requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation, and permits regulatory action against a financial institution that does not meet such standards. The federal bank regulatory agencies have proposed regulations implementing these provisions, but have not yet formally adopted these standards.

     The deposits of the Bank are insured up to applicable limits by the FDIC. Accordingly, the Bank is subject to deposit insurance assessments to maintain the Bank Insurance Fund ("BIF") of the FDIC. Pursuant to FDICIA, the FDIC established a risk-based insurance assessment system. This approach is designed to ensure that a banking institution's insurance assessment is based on three factors: the probability that the applicable insurance fund will incur a loss from the institution; the likely amount of the loss; and the revenue needs of the insurance fund.

     On October 1, 1992, the FDIC adopted final regulations implementing a transitional risk-based assessment system and increasing the deposit insurance rate for certain members of BIF. The purpose of these regulations is to restore the reserve ratio for BIF to the statutorily mandated reserve ratio of 1.25% of insured deposits.

     Under the risk-based assessment system, each institution will be assigned to one of nine assessment risk classifications based on its capital ratios and supervisory evaluations. Initially, the lowest risk institutions will only pay the statutory required minimum premium of $2,000 while the highest risk institutions have been assessed at the rate of 0.27% of domestic deposits. Each institution's classification under the system is re-examined semiannually. The bulk of the Bank's deposits are insured by the FDIC's Bank Insurance Fund ("BIF"). However, certain deposits purchased by the Bank in 1995 are insured by FDIC but require higher premiums paid to the Savings Association Insurance Fund
(SAIF).

Item 2 - Properties

     The Bank owns the building in which its main branch and administrative headquarters are located in Midland Park, New Jersey. The building consists of 9,660 square feet. The Bank owns this property free of any liens, mortgages or encumbrances.

     The Bank also owns the building in which its branch is located, in Hawthorne, Passaic County, New Jersey. The building consists of 2,000 square feet, and is also owned free of any liens, mortgages or encumbrances.

     The branch, in Wayne, Passaic County, New Jersey is a leased facility in a retail/professional building and consists of 1,800 square feet. The lease was negotiated in 1994 as a five year lease with two five year renewal options.

Item 3 - Legal Proceedings

     From time to time, the Bank may be a plaintiff or defendant in various legal proceedings in the normal course of business. The Bank is not presently a defendant in any legal proceeding and, to the knowledge of the Bank, there are no threatened actions or proceedings which would have a material adverse effect on the financial position or results of operations of the Bank.

Item 4 - Security Ownership of Certain Beneficial Owners and Management

     The information required by this item is incorporated by reference from the Bank's proxy statement for its 1996 Annual Meeting of Shareholders at pages 16-17 under the caption Stock Ownership of Management and Principal Shareholders.

                                     Part II

Item 5 - Market for the Bank's Common Stock and Related Security Holder Matters

     The Bank had 576 shareholders of record as of December 31, 1995. There is no established trading market for the common stock of the Bank. Since 1990, the Bank has paid regular dividends, semi-annually each year, except for 1991 when the Bank paid a dividend only in March. The amount of future dividends will be determined by the Board of Directors based upon the recommendation of the Board's Executive Committee. In determining the appropriate amount of future dividends, the Executive Committee will review the Bank's performance and consider, among other things, expected growth, operations and the ongoing funding needs.

     Item 6 - Selected Financial Data

                                                                      December 31
                                           -----------------------------------------------------------------
                                             1995          1994          1993          1992          1991
                                           ---------     ---------     ---------     ---------     ---------
                                                     (Dollars in thousands, except per share amounts)
Earnings Summary:

  Net interest income ..................   $   5,203     $   4,597     $   3,943     $   2,983     $   2,067
  Provisions for possible loan losses ..        (150)         (295)         (398)         (275)         (187)
                                           ---------     ---------     ---------     ---------     ---------
  Net interest income after provision
    for possible loan losses ...........   $   5,053     $   4,302     $   3,545     $   2,708     $   1,880
  Noninterest income ...................         466           369           474           348           237
  Noninterest expense ..................       3,904         3,187         2,736         2,265         1,637
                                           ---------     ---------     ---------     ---------     ---------
  Income before income taxes ...........       1,615         1,484         1,283           791           480
  Income tax expense ...................         471           482           375           271           187
                                           ---------     ---------     ---------     ---------     ---------
  Net income ...........................   $   1,144     $   1,002     $     908     $     520     $     293
                                           =========     =========     =========     =========     =========
Per Share Data:

  Net income ...........................   $    2.53     $    2.27     $    2.33     $    1.43     $    0.97
  Cash dividends declared ..............        0.36          0.30          0.20          0.15          0.05
  Book value ...........................       20.09         17.41         15.92         13.65         12.52

Financial Ratios:

  Return on average assets .............        1.10%         1.13%         1.16%         0.77%         0.57%
  Return on average Stockholders' equity       13.54%        13.51%        15.66%         1.07%         8.16%
  Average Stockholders' equity as a
    percentage of average total assets .        8.14%         8.39%         7.40%         6.95%         6.93%
  Tier-one capital leverage (1) ........        7.57%         8.64%         8.15%         6.91%         6.58%
  Tier-one risk based capital (2) ......       12.13%        13.79%        12.77%        11.50%        11.17%
  Total risk based capital (2) .........       13.38%        15.04%        14.27%        12.70%        12.27%
  Dividend ratio .......................       14.20%        13.17%         8.52%        10.15%         5.13%

Selected Year-end Balances:

  Total assets .........................   $ 113,120     $  91,978     $  83,798     $  75,499     $  58,805
  Total deposits .......................     101,789        82,576        76,195        68,985        54,291
  Stockholders' equity .................       9,151         7,834         6,809         5,217         3,846
  Shares outstanding ...................         455           450           428           382           307

(1)  As a percentage of average quarterly assets
(2)  As a percentage of total risk-weighted assets

     Item 7 - Management's Discussion and Analysis of Financial Condition and
                    Results of Operations

This section provides an analysis of the Bank's consolidated financial condition and results of operations for the years ended December 31, 1995, 1994 and 1993. The analysis should be read in conjunction with the related audited consolidated financial statements and the accompanying notes presented elsewhere herein.

Business of Atlantic Stewardship Bank

The Bank is organized under the laws of the State of New Jersey. The Bank has its main office located in Midland Park, Bergen County, New Jersey and operates two branches located in Hawthorne and Wayne, Passaic County, New Jersey. The Bank conducts a general commercial and retail banking business encompassing a wide range of traditional deposit and lending functions along with the other customary banking services. Stewardship Investment Corp. is a wholly-owned nonbank subsidiary of Atlantic Stewardship Bank, whose primary business is to own and manage the investment portfolio.

Earnings Summary

The Bank reported net income of $1.1 million, or $2.53 per share for the year ended December 31, 1995, an increase of $142,000, or 14.2%, above the $1.0 million recorded for 1994. Earnings for 1994 had increased $94,000, or 10.4%, over the 1993 earnings of $908,000. Earnings have increased in both years as a result of increases in net interest income and decreases in the provision for possible loan losses offset by increases in noninterest expense.

The return on average assets decreased in 1995 to 1.10% from 1.13% in 1994 and 1.16% in 1993. The return on average equity increased to 13.54% in 1995 from 13.51% in 1994 which was a decrease from 15.66% in 1993.

Results of Operations

Net Interest Income

The Bank's principal source of revenue is its net interest income, which represents the difference between the interest earned on assets and interest paid on funds acquired to support those assets. Net interest income is affected by the balances and mix of interest-earning assets and interest-bearing liabilities and changes in their corresponding yields and costs, and by the volume of interest-earning assets funded by noninterest-bearing deposits. The Bank's principal interest-earning assets are loans made to businesses and individuals, investment securities, and federal funds sold.

In 1995, net interest income increased to $5.2 million from $4.6 million in 1994, an increase of $606,000, or 13.2%. This was caused by an increase of $3.1 million, or 17.9%, in net average interest-earning assets (average interest-earning assets less average interest-bearing liabilities) and an increase in interest rates on interest-earning assets (38 basis points) partially offset by an increase in interest rates on interest-bearing liabilities (85 basis points).

Interest income, on a tax equivalent basis, increased $1.5 million, or 23.4%, during 1995 to $8.0 million from $6.5 million earned during 1994. The increase was due primarily to an increase in the average volume of interest-earning assets and an increase in yields on interest-earning assets. Average interest-earning assets increased $14.6 million in 1995, or 17.7%, over the 1994 amount with average loans attributing to $9.2 million of the increase.

Interest expense increased $972,000, or 54.0%, during 1995 to $2.8 million. The increase was due to an increase in average interest-bearing liabilities of $11.6 million, or 17.7%, to $76.8 million during 1995 and to a rise in interest rates paid on interest-bearing liabilities. The increase in average interest-bearing liabilities can be attributed to the purchase of the deposits of a branch of the Carteret Federal Savings Bank from the Resolution Trust Corporation on March 10, 1995. These deposits provided the liquidity necessary to fund the loan growth during 1995. Yields on interest-bearing liabilities increased to 3.61% during 1995, from 2.76% during 1994. Contributing to this increase was a general rise in interest rates paid on term instruments as well as a change in the mix of interest-bearing products. Depositors, attracted by more competitive term interest rates, redeployed funds from interest-bearing demand and savings deposits and locked into higher yielding term deposits. Despite this move toward higher yielding instruments, the Bank was able to maintain its balances in noninterest-bearing demand deposits. Average noninterest-bearing demand deposits increased $2.6 million, or 17.0%, to $18.0 million during 1995.

In 1994, net interest income increased to $4.6 million from $3.9 million in 1993, an increase of $654,000, or 16.6%. Interest income, on a tax equivalent basis, increased $667,000, or 11.5%, during 1994 to $6.5 million from $5.8 million earned in 1993. The increase was due primarily to an increase in the average volume of interest-earning assets partially offset by a decline in yields on interest-earning assets. Average interest-earning assets increased $9.3 million in 1994, or 12.7%, over the 1993 amount. Interest expense decreased nominally, by $6,000, or 0.3%, during 1994, even though there was an increase of $5.8 million in average interest-bearing liabilities. A decrease in rates on interest-bearing liabilities significantly reduced the effect of the volume-related increase in interest expense. Despite declining interest rates, the mix of interest-bearing deposit products was maintained. Average demand deposits continued to grow during 1994 and increased $2.7 million, or 21.7%, over the 1993 average balances.

The following table reflects the components of the Bank's net interest income for the years ended December 31, 1995, 1994 and 1993 presented. herein, (1) average assets, liabilities, and stockholders' equity, (2) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, and (4) net yield on interest-earning assets. Nontaxable income from investment securities and loans is presented on a tax-equivalent basis assuming a statutory tax rate of 34% for 1995, 1994 and 1993. This was accomplished by adjusting this income upward to make it equivalent to the level of taxable income required to earn the same amount after taxes.

                           ----------------------------------     ------------------------------    ------------------------------
                                          1995                                 1994                              1993
                           ----------------------------------     ------------------------------    ------------------------------
                                                      Average                            Average                           Average
                                        Interest       Rates                 Interest     Rates                Interest     Rates
                           Average      Income/       Earned/     Average    Income/     Earned/    Average    Income/     Earned/
                           Balance      Expense        Paid       Balance    Expense      Paid      Balance    Expense      Paid
                           --------     --------     --------     --------   --------   --------    --------   --------   --------
                                                                     (Dollars in thousands)
Assets

Interest-earning assets:
Loans(1) ...............   $ 64,612     $  6,040         9.35%    $ 55,371   $  4,960       8.96%   $ 50,083   $  4,482       8.95%
Taxable investment
  securities ...........     17,575        1,120         6.37       13,883        803       5.78      11,761        723       6.15
Tax-exempt investment
  securities(2) ........      8,992          462         5.14        9,505        549       5.78       9,087        524       5.77
Other interest-earning
  assets ...............      6,032          355         5.89        3,801        152       4.00       2,319         68       2.93
                           --------     --------     --------     --------   --------   --------    --------   --------   --------
Total interest-earning
  assets ...............     97,211        7,977         8.21       82,560      6,464       7.83      73,250      5,797       7.91
                           --------     --------                  --------                          --------

Net interest-earning assets:
Allowance for possible
  loan losses ..........     (1,127)                                  (989)                             (832)
Other assets ...........      7,711                                  6,887                             6,013
                           --------                               --------                          --------
Total assets ...........   $103,795                               $ 88,458                          $ 78,431
                           ========                               ========                          ========

Liabilities and Stockholders' equity

Interest-bearing liabilities:
Interest-bearing demand
  deposits .............   $ 20,813     $    446         2.14%    $ 21,363   $    441       2.06%   $ 20,382   $    475       2.33%
Savings deposits .......     19,839          448         2.26       19,667        440       2.24      16,933        446       2.63
Time deposits ..........     34,552        1,797         5.20       23,544        892       3.79      21,762        871       4.00
Borrowing ..............      1,645           80         4.86          721         26       3.61         459         13       2.83
                           --------     --------     --------     --------   --------   --------    --------   --------   --------
Total interest-bearing
  liabilities ..........     76,849        2,771         3.61       65,295      1,799       2.76      59,536      1,805       3.03
                                        --------                             --------                          --------
Noninterest-bearing liabilities:
Demand deposits ........     18,028                                 15,408                            12,662
Other liabilities ......        468                                    335                               432
Stockholders' equity ...      8,450                                  7,420                             5,801
                           --------                               --------                          --------
Total liabilities and
  Stockholders' equity .   $103,795                               $ 88,458                          $ 78,431
                           ========                               ========                          ========
Net interest income
  (taxable equivalent
   basis) ..............                $  5,206                             $  4,665                          $  3,992
                                        ========                             ========                          ========

Net interest spread
  (taxable equivalent
   basis) ..............                                4.60%                               5.07%                             4.88%
                                                    ========                            ========                          ========
Net yield on interest-earning assets
  (taxable equivalent
   basis)(3) ..........                                 5.36%                               5.65%                             5.45%
                                                    ========                            ========                          ========


(1) For purpose of these calculations, nonaccruing loans are included in the average balance. Fees are included in loan interest. Loans and total interest-earning assets are net of unearned income. Tax equivalent adjustments are based on a marginal tax rate of 34% and the provisions of
     Section 291 of the Internal Revenue Code.

(2) The tax equivalent adjustments are based on a marginal tax rate of 34% and the provisions of Section 291 of the Internal Revenue Code.

(3) Net interest income (taxable equivalent basis) divided by average interest-earning assets.

The following table analyzes net interest income in terms of changes in the volume of interest-earning assets and interest-bearing liabilities and changes in yields earned and rates paid on such assets and liabilities on a tax equivalent basis. The table reflects the extent to which changes in the Bank's interest income and interest expense are attributable to changes in volume (changes in volume multiplied by prior rate) and changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been allocated proportionately to changes due to volume and changes due to rate.

                                                     1995 Versus 1994                 1994 Versus 1993
                                               -----------------------------    ----------------------------
                                                                      (In thousands)
                                              Increase (Decrease)              Increase (Decrease)
                                               Due to Change in                 Due to Change in
                                               Volume      Rate        Net      Volume     Rate        Net
                                               -------    -------    -------    -------   -------    -------
Interest Income:
     Loans .................................   $   856    $   224    $ 1,080    $   474   $     4    $   478
     Taxable investment securities .........       229         88        317        125       (45)        80
     Tax-exempt investment securities ......       (29)       (58)       (87)        24         1         25
     Federal funds sold ....................       113         90        203         54        30         84
                                               -------    -------    -------    -------   -------    -------
          Total interest-earning assets ....     1,169        344      1,513        677       (10)       667
                                               -------    -------    -------    -------   -------    -------
Interest expense:
     Interest-bearing demand deposits ......   $   (12)   $    17    $     5    $    22   $   (56)   $   (34)
     Savings deposits ......................         4          4          8         66       (72)        (6)
     Time deposits .........................       504        401        905         69       (48)        21
     Borrowings ............................        42         12         54          9         4         13
                                               -------    -------    -------    -------   -------    -------
          Total interest-bearing liabilities       538        434        972        166      (172)        (6)
                                               -------    -------    -------    -------   -------    -------
Net change in net interest income ..........   $   631    $   (90)   $   541    $   511   $   162    $   673
                                               =======    =======    =======    =======   =======    =======

Provision for Possible Loan Losses

The Bank maintains an allowance for possible loan losses considered by management to be adequate to cover the inherent risks of future loss associated with its loan portfolio. On an ongoing basis, management analyzes the adequacy of this allowance by considering the nature and volume of the Bank's loan activity, financial condition of the borrower, fair market value of underlying collateral, and changes in general market conditions. Additions to the allowance for possible loan losses are charged to operations in the appropriate period. Actual loan losses, net of recoveries, serve to reduce the allowance. The appropriate level of the allowance for possible loan losses is based on estimates, and ultimate losses may vary from current estimates.

The loan loss provision totaled $150,000 in 1995, representing a 49.2% decline from the 1994 provision of $295,000. The 1994 provision declined 25.9% from the 1993 provision of $398,000.

Noninterest Income

Noninterest income increased $97,000, or 26.1%, to $466,000 during the year ended December 31, 1995, when compared with $370,000 during the 1994 period. The increase in noninterest income resulted primarily from an increase in fees and service charges of $89,000 to $365,000 for the year ended December 31, 1995, due to the expanding customer base. Gain on sales of mortgage loans declined $27,000 to $25,000 for 1995 due to a decline in the volume of loans originated for sale. This decline was offset by increases in miscellaneous income.

Noninterest income decreased by $104,000, or 22.0%, to $370,000 during the year ended December 31, 1994, when compared with $474,000 during the 1993 period. The decrease resulted primarily because of a decrease of $90,000 in gain on sales of mortgage loans caused by lower sales during 1994.

Noninterest Expense

Although management is committed to containing noninterest expense, the growth of the Bank has caused noninterest expense to increase by $717,000, or 22.5%, to $3.9 million for the year ended December 31, 1995, compared to $3.2 million for the same period in 1994. Salaries and employee benefits, the major component of noninterest expense increased $292,000, or 18.1%. Approximately $122,000 of this increase can be directly attributed to the full year of operation of the Wayne, New Jersey branch and the deposit acquisition from the Resolution Trust Corporation. The remaining increase was due primarily to the full year effect of 1994 staff increases in the operations' areas of the Bank, and general merit and salary increases. Increases in occupancy, equipment, data processing, miscellaneous, and stationery and supplies have been caused by the full year of operations of the branch in Wayne, the deposit acquisition, and the general growth of the deposit base.

The acquisition of deposits from the Resolution Trust Corporation caused the Bank to record goodwill and core deposit intangibles totaling $772,000. The amortization of these intangibles resulted in $74,000 in expense for the first time during 1995.

In accordance with its By-laws to tithe ten percent (10%) of its pre-tax profits to various charities, the Bank had charitable contributions totaling $142,000 for the year ended December 31, 1995, an increase of $17,000, or 13.9%, over the same period in 1994.

Offsetting these increases in noninterest expense was a reduction in FDIC insurance premium of $69,000 to $103,000 for the period ended December 31, 1995, compared with $172,000 for the same period in 1994. This was a result of the reduction in premiums assessed by the FDIC.

Noninterest expense increased $451,000, or 16.5%, to $3.2 million for the year ended December 31, 1994, compared to $2.7 million for the same period in 1993. Increases in salaries and employee benefits, occupancy, equipment, advertising, FDIC insurance premium, and miscellaneous expense were caused primarily by the general growth of the Bank. Start up costs totaling $48,000 were incurred in 1994 to open the branch location in Wayne, New Jersey.

The efficiency ratio measures gross operating expense as a percentage of fully-taxable equivalent net interest income and other noninterest income without taking into account security gains and losses and other nonrecurring items. The Bank's efficiency ratio increased to 71.5% for the year ended December 31, 1995, compared with 68.9% and 70.6% for the years ended December 31, 1994 and 1993, respectively. This increase was due primarily to the expenses incurred in the deposit acquisition from the Resolution Trust Corporation and the costs of operating the Wayne branch during its first full year of operation. The Bank continues to monitor the efficiency ratio and looks for ways to control expenses.

Financial Condition

Total assets at December 31, 1995, were $113.1 million, an increase of $21.1 million, or 23.0%, over the $92.0 million at December 31, 1994. This increase in assets reflects, among other things, an $11.5 million increase in net loans held for portfolio, a $4.4 million increase in securities held to maturity, and a $2.6 million increase in federal funds sold.

Loan Portfolio

The Bank's loan portfolio at December 31, 1995, net of allowance for possible loan losses, totaled $71.0 million, an increase of $11.5 million, or 19.3%, over $59.5 million at December 31, 1994. During 1995, the Bank experienced a steady volume of new loan originations. Increases occurred in all loan categories and were caused by competitively priced products, a slightly improved economy in New Jersey, an expanded market base, and the "fallout" of the small business customer from the mergers of other financial institutions in the

Bank's market area. Commercial real estate mortgage loans consisting of $23.3 million, or 32.2% of the total portfolio, comprised the largest portion of the loan portfolio. This represented an increase of $3.7 million from $19.6 million, or 32.2% of the total portfolio at December 31, 1994. Residential mortgage loans, commercial loans and installment loans increased $3.6 million, $1.7 million and $1.9 million, respectively. The Bank's loans are made primarily to businesses and individuals located in northern New Jersey. The bank has not made loans to borrowers outside the United States.

At December 31, 1995, there were no concentrations, other than a geographic concentration in northern New Jersey, of loans exceeding 10% of total loans outstanding. Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other related conditions.

The following table sets forth the classification of the Bank's loans by major category at the end of the last three years:

                                                              December 31
                                -----------------------------------------------------------------------
                                         1995                     1994                     1993
                                ---------------------    ---------------------    ---------------------
                                 Amount      Percent      Amount      Percent      Amount      Percent
                                ---------   ---------    ---------   ---------    ---------   ---------
                                                         (Dollars in thousands)
Real estate mortgage:
   Residential .............   $  14,422        19.9%   $  10,793        17.8%    $  8,181        15.4%
   Commercial ..............      23,264        32.2%      19,585        32.2%      17,161        32.3%
Commercial loans ...........      15,593        21.6%      13,899        22.9%      12.873        24.3%
Consumer loans:
   Installment (1) .........      14,831        20.5%      12,922        21.3%      11,238        21.2%
   Home equity .............       4,052         5.6%       3,479         5.7%       3.455         6.5%
   Other ...................         146         0.2%          50         0.1%         146         0.3%
                                ---------   ---------    ---------   ---------    --------    ---------
Total loans ................      72,308       100.0%      60,728       100.0%      53,054       100.0%

Less: Allowance for possible
      loan losses ..........       1,177                    1,088                      994
      Deferred fees ........         155                      150                      140
                               ---------                ---------                 --------
Net loans ..................   $  70,976                $  59,490                 $ 51,920
                               =========                =========                 ========
(1)  Includes automobile, home improvement, second mortgages and unsecured loans.

The following table sets forth certain categories of loans as of December 31, 1995 by contractual maturity:

                                                After 1 Year
                                        Within   but within    After
                                        1 Year     5 years    5 Years    Total
                                       --------   --------   --------   --------
                                                 (Dollars in thousands)
Real estate mortgage ...............   $    889   $ 16,277   $ 20,520   $ 37,686
Commercial .........................      5,896      8,531      1,166     15,593
Consumer ...........................        182      5,543     13,304     19,029
                                       --------   --------   --------   --------
Total ..............................   $  6,967   $ 30,351   $ 34,990   $ 72,308
                                       ========   ========   ========   ========

The following table sets forth the dollar amount of all loans due one year or more after December 31, 1995, which have predetermined interest rates or floating or adjustable interest rates:

                                                       Floating or
                                       Predetermined    Adjustable
                                           Rates          Rates          Total
                                         ---------      ---------      ---------
                                                 (Dollars in thousands)

Real estate mortgage ..............      $  22,292      $  14,505      $  36,797
Commercial ........................          4,963          4,734          9,697
Consumer ..........................         14,656          4,191         18,847
                                         ---------      ---------      ---------
Total .............................      $  41,911      $  23,430      $  65,341


Asset Quality

The Bank's principal earning asset is its loan portfolio. Inherent in the lending function is the risk of deterioration in a borrower's ability to repay loans under existing loan agreements. Management realizes that because of this risk, reserves are maintained to absorb potential loan losses. In determining the adequacy of the allowance for possible loan losses, management of the Bank considers the risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with general economic and real estate market conditions.

The Bank utilizes a two tier approach by (1) identifying problem loans and allocating specific loss allowances on such loans and (2) establishing a general allowance on the remainder of its loan portfolio. The Bank maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential problem loans. Such system takes into consideration, among other things, delinquency status, size of loans, type of collateral and financial condition of the borrowers. Allocation of specific loan loss allowances are established for identified loans based on a review of such information and/or appraisals of underlying collateral. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loss experience, composition of loan portfolio, current economic conditions and management's judgment.

Nonperforming Assets

Nonperforming assets include nonaccrual loans, restructured loans, loans past due 90 days or more and accruing, other real estate owned and nonaccrual investments. The Bank's loans are generally placed in a nonaccrual status when they become past due in excess of 90 days as to payment of principal and interest. Interest previously accrued on these loans and not yet paid is charged against income during the current period. Interest earned thereafter is only included in income to the extent that it is received in cash. Loans past due 90 days or more and accruing represent those loans which are sufficiently collateralized and management believes all interest and principal owed will be collected. Restructured loans are loans which have been renegotiated to permit a borrower, who has incurred adverse financial circumstances, to continue to perform. Management can reduce the contractual interest rates to below market rates or make significant concessions to the terms of the loan in order for the borrower to continue to make payments. Other real estate owned consists of one property which the Bank acquired by deed in lieu of foreclosure. Other real estate owned is carried at lower of cost or fair value less estimated selling costs. Fair value is defined as the amount reasonably expected to be received in a current sale between a willing seller (the Bank) and a willing buyer. Nonaccrual investments consist of a taxable municipal bond which has been downgraded from the original AAA rating by Standard & Poors to a BB rating (predominantly speculative with respect to the capacity to pay interest and repay principal in accordance with the terms of the obligation). Because of this uncertainty, management has marked the bond to its fair value and placed it in a nonaccrual status.

The following table sets forth certain information regarding the Bank's nonperforming assets as of December 31 of each of the preceding three years:

                                                                      December 31
                                                            --------------------------------
                                                              1995        1994        1993
                                                            --------    --------    --------
                                                                 (Dollars in thousands)
Nonaccrual loans:(1)
     Commercial real estate .............................   $    194    $    194    $    635
     Commercial .........................................        139         203         208
     Consumer ...........................................       --             6          49
                                                            --------    --------    --------
          Total nonaccrual loans ........................        333         403         892
                                                            --------    --------    --------

Loans past due ninety days or more and accruing:
     Commercial real estate .............................        174        --          --
     Consumer ...........................................        590         230          17
                                                            --------    --------    --------
          Total loans past due ninety days or more and
               accruing .................................        764         230          17
                                                            --------    --------    --------

Restructured loans:
     Commercial .........................................          6          54        --
     Consumer ...........................................         63         116          12
                                                            --------    --------    --------
          Total restructured loans ......................         69         170          12
                                                            --------    --------    --------

Total nonperforming loans ...............................   $  1,166    $    803    $    921
                                                            --------    --------    --------

Nonaccrual investments ..................................   $      8    $     14    $     78
Other real estate owned, net ............................        249         269        --
                                                            --------    --------    --------
Total nonperforming assets ..............................   $  1,423    $  1,086    $    999
                                                            ========    ========    ========

Nonaccrual loans to total gross loans ...................       0.46%       0.66%       1.68%

Nonperforming loans to total gross loans ................       1.61%       1.32%       1.74%

Nonperforming loans to total assets .....................       1.03%       0.87%       1.10%

Nonperforming assets to total assets ....................       1.26%       1.18%       1.19%

Allowance for possible loan losses to nonperforming loans     100.90%     135.58%     107.93%


(1) Approximately $238,000, $302,000 and $356,000 nonaccrual loans had been restructured at December 31, 1995, 1994 and 1993, respectively.

There were no loans at December 31, 1995, other than those included in the above table, where the Bank was aware of any credit conditions of any borrowers that would indicate a strong possibility of the borrowers not complying with the present terms and conditions of repayment and which may result in such loans being included as nonaccrual, past due or restructured at a future date.

The following table sets, for the years ended December 31, 1995, 1994 and 1993, the historical relationships among the amount of loans outstanding, the allowance for possible loan losses, the provision for possible loan losses, the amount of loans charged off and the amount of loan recoveries:

                                                                      December 31
                                                            --------------------------------
                                                              1995        1994        1993
                                                            --------    --------    --------
                                                                 (Dollars in thousands)
Balance at beginning of period ..........................   $  1,088    $    994    $    658
Loans charged off:
     Commercial .........................................         59         201          62
     Consumer ...........................................          2        --          --
                                                            --------    --------    --------
          Total loans charged off .......................         61         201          62
                                                            --------    --------    --------
Provisions charged to operations ........................        150         295         398
                                                            --------    --------    --------
Balance at end of period ................................   $  1,177    $  1,088    $    994
                                                            ========    ========    ========
Net charge offs (recoveries) during the period
     to average loans outstanding during the period .....       0.10%       0.36%       0.12%
                                                            ========    ========    ========
Balance of allowance for possible loan losses at the
     end of year to gross year end loans ................       1.63%       1.79%       1.87%
                                                            ========    ========    ========

The following table sets forth the allocation of the allowance for possible loan losses at the dates indicated by category loans:

                                              1995                      1994                       1993
                                     -----------------------    -----------------------    -----------------------
                                                  Percent                    Percent                    Percent
                                      Amount     to Total(1)     Amount     to Total(1)     Amount     to Total(1)
                                     --------     --------      --------     --------      --------     --------
                                        (Dollars in thousands)
Real estate - residential ......     $     91         19.9%     $     78         17.8%     $     32         15.4%
Real estate - commercial .......          403         32.2%          406         32.2%          531         32.3%
Commercial .....................          530         21.6%          454         22.9%          328         24.3%
Consumer .......................          153         26.3%          150         27.1%          103         28.0%
                                     --------     --------      --------     --------      --------     --------
    Total allowance for possible
     loan losses ...............     $  1,177        100.0%     $  1,088        100.0%     $    994        100.0%
                                     ========     ========      ========     ========      ========     ========

(1)  Represents percentage of loan balance in category to total gross loans.

Investment Portfolio

The Bank maintains an investment portfolio to enhance its yields and to provide a secondary source of liquidity. The portfolio is comprised of U.S. Treasury securities, U.S. Government and Agency obligations, mortgage-backed securities, and state and political subdivision obligations. Statement of Financial Accounting Standards No. 115 (SFAS No. 115) "Accounting for Certain Investments in Debt and Equity Securities," established standards of financial accounting and reporting for investments in equity securities that have readily determinable fair values and of all investments in debt securities. These debt securities are to be classified into one of three categories: held to maturity, available for sale, or trading. Investments in debt securities that the Bank has the positive intent and the ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with the unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities nor as held to maturity securities shall be classified as available for sale securities and reported at fair value, with unrealized holding gains or losses reported in a separate component of stockholders' equity.

In accordance with SFAS No. 115, the investment portfolio is divided into securities held to maturity and securities available for sale. The Bank has the positive intent and the ability to hold its securities held to maturity until their contractual maturity dates. Securities in the available for sale category may be held for indefinite periods of time and include securities that management intends to use as part of its Asset/Liability strategy or that may be sold in response to changes in interest rates, changes in prepayment risks, the need to provide liquidity, or similar factors. Securities held to maturity increased $4.4 million, or 28.7%, to $19.6 million at December 31, 1995, from $15.3 million at December 31, 1994. Securities available for sale increased to $9.9 million at December 31, 1995, from $8.7 million at December 31, 1994, an increase of $1.2 million, or 13.4%. At December 31, 1995, the majority of the securities available for sale portfolio was comprised of mortgage-backed securities which are subject to prepayment risk.

The following table sets forth the classification of the Bank's investment securities by major category at the end of the last three years:

                                                              December 31
                                    -----------------------------------------------------------------
                                           1995                   1994                   1993
                                    -------------------    -------------------    -------------------
                                     Amount    Percent      Amount    Percent      Amount    Percent
                                    --------   --------    --------   --------    --------   --------
                                                          (Dollars in thousands)
Securities available for sale:
     U.S. Treasury ..............   $  2,372       24.0%   $  4,216       48.4%   $  5,188       47.3%
     U.S. Government agencies ...        790        8.0%        887       10.2%      1,084        9.9%
     Obligations of state and
       political subdivisions ...        269        2.7%       --         --          --         --
     Mortgage-backed securities .      6,450       65.3%      3,614       41.4%      4,687       42.8%
                                    --------   --------    --------   --------    --------   --------
          Total .................   $  9,881      100.0%   $  8,717      100.0%     10,959      100.0%
                                    ========   ========    ========   ========    ========   ========
Securities held to maturity:
     U.S. Treasury ..............   $  2,741       13.9%   $    747        4.9%   $   --         --
     U.S. Government agencies ...      4,918       25.0%      2,313       15.1%       --         --
     Obligations of state and
       political subdivisions ...      8,976       45.8%      9,367       61.4%      9,292       92.1%
     Mortgage-backed securities .      3,014       15.3%      2,843       18.6%       --         --
     Marketable equity securities       --         --          --         --           800        7.9%
                                    --------   --------    --------   --------    --------   --------
          Total .................   $ 19,649      100.0%   $ 15,270      100.0%   $ 10,092      100.0%
                                    ========   ========    ========   ========    ========   ========

The following table sets forth the maturity distribution and weighted average yields (calculated on the basis of stated yields to maturity, considering applicable premium or discount) of the Bank's securities available for sale as of December 31, 1995:

                                            After 1 Year  After 5 Years
                                 Within      but within    but within      After
                                 1 Year       5 years       10 years      10 Years       Total
                                --------      --------      --------      --------      --------
                                                       (Dollars in thousands)
U.S. Treasury:
     Carrying value .......     $    758      $  1,614      $   --        $   --        $  2,372
     Yield ................         6.64%         5.89%         --            --            6.13%

U.S. Government agencies
     Carrying value .......         --             790          --            --             790
     Yield ................         --            5.58%         --            --            5.58%

Obligations of state and
  political subdivisions:
     Carrying value .......         --            --             269          --             269
     Yield ................         --            --            4.47%         --            4.47%

Mortgage-backed securities:
     Carrying value .......         --             189           164         6,097         6,450
     Yield ................         --            7.51%         8.54%         6.77%         6.84%
                                --------      --------      --------      --------      --------
     Total carrying value .     $    758      $  2,593      $    433      $  6,097      $  9,881
                                ========      ========      ========      ========      ========
     Weighted average yield         6.64%         5.91%         6.01%         6.77%         6.50%
                                ========      ========      ========      ========      ========

The following table sets forth the maturity distribution and weighted average yields (calculated on the basis of stated yields to maturity, considering applicable premium or discount) of the Bank's securities held to maturity as of December 31, 1995:

                                            After 1 Year  After 5 Years
                                 Within      but within    but within      After
                                 1 Year       5 years       10 years      10 Years       Total
                                --------      --------      --------      --------      --------
                                                       (Dollars in thousands)
U.S. Treasury:
     Carrying value .......     $  1,497      $  1,244      $     --      $   --        $ 2,741
     Yield ................         5.97%         5.76%           --          --           5.87%

U.S. Government agencies
     Carrying value .......         --           2,774         2,144          --          4,918
     Yield ................         --            6.07%         7.17%         --           6.55%

Obligations of state and
  political subdivisions
     Carrying value .......        2.247         6,174           555          --           8.976
     Yield ................         4.66%         5.21%         5.73%         --            5.10%

Mortgage-backed securities
     Carrying value .......         --            --            --           3,014         3,014
     Yield ................         --            --            --            6.38%         6.38%
                                --------      --------      --------      --------      --------
     Total carrying value .     $  3,744      $ 10,192      $  2,699      $  3,014      $ 19,649
                                ========      ========      ========      ========      ========
     Weighted average yield         5.18%         5.51%         6.87%         6.38%         5.77%
                                ========      ========      ========      ========      ========

Deposits

Bank deposits at December 31, 1995, totaled $101.8 million, an increase of $19.2 million, or 23.3%, over the comparable period of 1994, when deposits totaled $82.6 million. The Bank attributes this increase to the purchase of deposits from the Resolution Trust Corporation, the expansion of the Bank's marketplace with the Wayne branch and changes in the Bank's marketplace, including mergers among some of the Bank's competitors. These mergers have made customer relationships with some competitors unstable and have provided the bank with an opportunity to attract new depositors.

The following table sets forth the classification of the Bank's deposits by major category as of December 31 of each of the preceding years:

                                                       December 31
                             -----------------------------------------------------------------
                                    1995                   1994                   1993
                             -------------------    -------------------    -------------------
                              Amount    Percent      Amount    Percent      Amount    Percent
                             --------   --------    --------   --------    --------   --------
                                                  (Dollars in thousands)
Noninterest-bearing demand   $ 22,962       22.6%   $ 17,313       21.0%   $ 14,519       19.1%
Interest-bearing demand ..     21,761       21.4%     20,413       24.7%     21,545       28.3%
Savings deposit ..........     18,766       18.4%     20,737       25.1%     17,967       23.6%
Time deposits ............     38,300       37.6%     24,113       29.2%     22,164       29.0%
                             --------   --------    --------   --------    --------   --------
   Total .................   $101,789      100.0%   $ 82,576      100.0%   $ 76,195      100.0%
                             ========   ========    ========   ========    ========   ========

As of December 31,1995, the aggregate amount of outstanding time deposits issued in amounts of $100,000 or more, broken down by time remaining to maturity, was as follows (in thousands):

          Three months or less ..........................       $  852
          Four months through six months ................          534
          Seven months through twelve months ............        1,139
          Over twelve months ............................        1,130
                                                                ------
               Total ....................................       $3,655
                                                                ======

Interest Rate Sensitivity

Interest rate movements and deregulation of interest rates have made managing the Bank's interest rate sensitivity increasingly important. The Bank attempts to maintain stable net interest margins by generally matching the volume of assets and liabilities maturing, or subject to repricing, by adjusting interest rates to market conditions, and by developing new products. The difference between the volume of assets and liabilities that reprice in a given period is the interest sensitivity gap. A "positive" gap results when more assets than liabilities mature or are repricing in a given time frame. Conversely, a "negative" gap results when there are more liabilities than assets maturing or repricing during a given period of time. The smaller the gap, the less the effect of the market volatility on net interest income. During a period of rising interest rates, an institution with a negative gap position would not be in as favorable a position, as compared to an institution with a positive gap, to invest in higher yielding assets. This may result in yields on its assets increasing at a slower rate than the increase in its costs of interest-bearing liabilities than if it had a positive gap. During a period of falling interest rates, an institution with a negative gap would experience a repricing of its assets at a slower rate than its interest-bearing liabilities which, consequently may result in its net interest income growing at a faster rate than an institution with a positive gap position.

The following table sets forth the estimated maturity/repricing structure of the Bank's interest-earning assets and interest-bearing liabilities as of December 31, 1995. Except as stated below, the amounts of assets or liabilities shown which reprice or mature during a particular period were determined in accordance with the contractual terms of each asset or liability. For example, the table does not assume any prepayment of fixed-rate loans or mortgage-backed securities. For purposes of this report, the Bank has assumed that savings and interest-bearing source of funds will reprice at a rate of 20% in three months or less, 20% in more than three months through one year, and 60% in after one year. The table does not necessarily indicate the impact of general interest rate movements on the Bank's net interest income because the repricing of certain categories of assets and liabilities; for example, prepayments of loans and withdrawal of deposits, is beyond the Bank's control. As a result, certain assets and liabilities indicated as repricing within a period may in fact reprice at different times and at different rate levels.

                                                       More than
                                                      Three Months
                                         Three Months   through         After      Non-interest
                                           or Less      One Year       One Year      Sensitive      Total
                                          --------      --------       --------      --------      --------
                                                                (Dollars in thousands)
Assets:
     Loans:
          Real estate mortgage ...        $  6,149      $  3,343       $ 28,194      $   --        $ 37,686
          Commercial .............           9,710           529          5,354          --          15,593
          Consumer ...............           4,159           214         14,656          --          19,029
     Mortgage loans held for sale              350          --             --            --             350
     Investment securities(1) ....           8,914         5,618         15,335          --          29,867
     Federal funds sold ..........           3,050          --             --            --           3,050
     Other assets ................            --            --             --           7,545         7,545
                                          --------      --------       --------      --------      --------
          Total assets ...........        $ 32,332      $  9,704       $ 63,539      $  7,545      $113,120
                                          --------      --------       --------      --------      --------
Source of funds:
     Savings .....................        $  3,753      $  3,753       $ 11,260      $   --        $ 18,766
     Interest-bearing ............           4,352         4,352         13,057          --          21,761
     Time deposits ...............           5,944        12,683         19,673          --          38,300
     Repurchase agreements .......             955           695           --            --           1,650
     Other liabilities ...........            --            --             --          23,492        23,492
     Stockholders' equity ........            --            --             --           9,151         9,151
                                          --------      --------       --------      --------      --------
          Total source of funds ..        $ 15,004      $ 21,483       $ 43,990      $ 32,643      $113,120
                                          --------      --------       --------      --------      --------

     Interest rate sensitivity gap        $ 17,328      $(11,779)      $ 19,549      $(25,098)
                                          ========      =========      ========      ========
     Cumulative interest rate
       sensitivity gap ...........        $ 17,328      $  5,549       $ 25,098      $   --
                                          ========      =========      ========      ========
     Ratio of GAP to total assets             15.3%        (10.4%)         17.3%        (22.2%)
                                          ========      =========      ========      ========
     Ratio of cumulative GAP assets to
       total assets ..............            15.3%          4.9%          22.2%         --
                                          ========      =========      ========      ========

(1) Includes securities held to maturity, securities available for sale and investments required by law.

Liquidity

The Bank's primary sources of funds are deposits, amortization and prepayments of loans and mortgage-backed securities, maturities of investment securities and funds provided by operations. While scheduled loan and mortgage-backed securities amortization and maturities of investment securities are a relatively predictable source of funds, deposit flow and prepayments on loan and mortgage-backed securities are greatly influenced by market interest rates, economic conditions, and competition.

The Bank's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. These activities are summarized below:

                                                   Year Ended December 31
                                              ---------------------------------
                                               1995         1994         1993
                                              -------      -------      -------
                                                       (In thousands)

Cash and cash equivalents beginning .....     $ 4,741      $ 7,561      $ 4,182

Operating activities:
     Net income .........................       1,144        1,002          908
     Adjustments to reconcile net income
       to net cash provided by operating
       activities .......................        (715)         429          423
                                              -------      -------      -------
Net cash provided by operating activities         429        1,431        1,331

Net cash used in investing activities ...     (17,248)     (11,764)      (5,229)

Net cash provided by financing activities      19,543        7,513        7,277
                                              -------      -------      -------

Net (decrease) increase in cash and cash
  equivalents ...........................       2,724       (2,820)       3,379
                                              -------      -------      -------
Cash and cash equivalents - ending ......     $ 7,465      $ 4,741      $ 7,561
                                              =======      =======      =======


Cash was generated by operating activities in each of the above periods. The primary source of cash from operating activities during each period was net income.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as federal funds sold. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. At December 31, 1995, the Bank has outstanding loan commitments of $2.0 million and unused lines and letters of credit totaling $10.9 million. Certificates of deposit scheduled to mature in one year or less, at December 31, 1995, totaled $18.6 million. Management believes that a significant portion of such deposits will remain with the Bank.

Capital

The Bank is subject to capital adequacy guidelines promulgated by the Federal Deposit Insurance Corporation (FDIC). The FDIC has issued regulations to define the adequacy of capital based upon the sensitivity of assets and off-balance sheet exposures to risk factors. Four categories of risk weights (0%, 20%, 50% and 100%) were established to be applied to different types of balance sheet assets and off-balance sheet exposures. The aggregate of the risk weighted items (risk-based assets) is the denominator of the ratio, the numerator of which is a newly defined risk-based capital. Under the regulations, risk-based capital has been classified into two categories. Tier 1 capital includes common and qualifying perpetual preferred stockholders' equity less goodwill. Tier 2 capital includes mandatory convertible debt, allowance for possible loan losses subject to certain limitations, and certain subordinated and term debt securities. Total qualifying capital consists of Tier 1 capital and Tier 2 capital; however, the amount of Tier 2 capital may not exceed the amount of Tier l capital. The FDIC has also issued leverage capital adequacy standards. Under these standards, in addition to the risk-based capital ratios, a bank must also compute a ratio of Tier 1 capital (using the risk-based capital definition) to total quarterly average assets. The following table reflects the Bank's capital ratios at December 31, 1995:

                                               ---------------------------------
                                               Required      Actual       Excess
                                               ---------------------------------
Risk-based capital
     Tier ...............................        4.00%       12.13%        8.13%
     Total ..............................        8.00%       13.38%        5.38%
Leverage ratio* .........................        3.00%        7.57%        4.57%


* The minimum leverage ratio set by the FDIC is 3.00%. Institutions which are not "top rated" will be expected to maintain a ratio of approximately 100 to 200 basis points above this ratio.

     Item 8 - Financial Statements and Supplementary Data

                        [Letterhead of Peat Marwick LLP]

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Atlantic Stewardship Bank:

We have audited the accompanying consolidated statement of financial condition of Atlantic Stewardship Bank and subsidiary as of December 31, 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated statement of financial condition of Atlantic Stewardship Bank and subsidiary as of December 31, 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the two year period ended December 31, 1994 were audited by other auditors whose report thereon, dated January 24, 1995, expressed an opinion qualified for the effects, if any, as might have been determined to be necessary had they been able to obtain an understanding of the internal control structure of the outside computer service organization and included an explanatory paragraph that discussed the change in the Bank's method of accounting for certain investments in debt and equity securities.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1995 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Stewardship Bank and subsidiary as of December 31, 1995, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


KPMG Peat Marwick LLP

February 28,1996

                    [Letterhead of Atlantic Stewardship Bank]

                                             February 28, 1996

                      MANAGEMENT RESPONSIBILITY STATEMENT

Management of Atlantic Stewardship Bank and subsidiary is responsible for the preparation of the consolidated financial statements and all other financial information included in this report. The consolidated financial statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis. All consolidated financial information included in the report agrees with the consolidated financial statements. In preparing the consolidated financial statements, management makes informed estimates and judgments, with consideration given to materiality, about the expected results of various events and transactions.

Management maintains a system of internal accounting control that includes personnel selection, appropriate division of responsibilities, and format procedures and policies consistent with high standards of accounting and administrative practice. Consideration has been given to the necessary balance between the costs of systems of internal control and the benefits derived.

Management reviews and modifies its system of accounting and internal control in light of changes in conditions and operations as well as in response to recommendations from the independent certified public accountants. Management believes the accounting and internal control systems provide reasonable assurance that assets are safeguarded and financial information is reliable.

The Board of Directors is responsible for determining that management fulfills its responsibilities in the preparation of consolidated financial statements and the control of operations. The Board appoints the independent certified public accountant. The Board meets with management and the independent certified public accountants, approves the overall scope of audit work and related fee arrangements, and reviews audit reports and findings.


                                        /s/Paul Van Ostenbridge
                                        -----------------------------
                                        Paul Van Ostenbridge
                                        President and Chief Executive Officer

                                        /s/Julie E. Holland
                                        -----------------------------
                                        Julie E. Holland
                                        Assistant Vice President and
                                        Assistant Treasurer

Consolidated Statements of Financial Condition

                                                                             December 31
                                                                    -----------------------------
                                                                        1995             1994
                                                                    ------------     ------------
Assets

     Cash and due from banks ..................................     $  4,415,531     $  4,291,467

     Federal funds sold .......................................        3,050,000          450,000
                                                                    ------------     ------------
          Cash and cash equivalents ...........................        7,465,531        4,741,467
     Securities available for sale (note 3) ...................        9,881,267        8,716,836
     Securities held to maturity; estimated fair value
          of $20,291,878 (1995) and $15,642,389 (1994) (note 4)       19,648,898       15,270,309
     Investments required by law ..............................          337,200            --
     Loans, net of allowance for possible loan losses
          of $1,176,822 (1995) and $1,068,486 (1994) (note 5) .       70,975,852       59,490,477
     Mortgage loans held for sale .............................          350,389            --
     Premises and equipment, net (note 7) .....................        2,160,260        2,208,200
     Accrued interest receivable ..............................          836,689          708,927
     Intangible assets, net of accumulated amortization of
          $73,967 at December 31, 1995 (note 2) ...............          698,013            --
     Other real estate owned, net (note 6) ....................          249,302          269,302
     Other assets .............................................          516,710          572,432
                                                                    ------------     ------------
          Total assets ........................................     $113,120,111     $ 91,977,950
                                                                    ============     ============
Liabilities and Stockholders' equity

Liabilities
Deposits: (note 8)
     Noninterest-bearing ......................................     $ 22,961,834     $ 17,313,596
     Interest-bearing .........................................       78,826,708       65,262,782
                                                                    ------------     ------------
          Total deposits ......................................      101,788,542       82,576,378

     Securities sold under agreements to repurchase (note 9) ..        1,650,049        1,255,854
     Accrued expenses and other liabilities ...................          530,769          311,874
                                                                    ------------     ------------
          Total liabilities ...................................      103,969,360       84,144,106
                                                                    ------------     ------------
Commitments and contingencies (note 13)

Stockholders' equity (note 11)
Common stock $5.00 par value; 1,200,000 shares authorized;
     455,441 and 449,988 shares issued and outstanding at
     December 31, 1995 and 1994, respectively .................        2,277,207        2,249,941
Surplus .......................................................        2,588,330        2,516,218
Retained earnings .............................................        4,269,933        3,288,000
Net unrealized gain (loss) on securities available for sale ...           15,281         (220,315)
                                                                    ------------     ------------
          Total Stockholders' equity ..........................        9,150,751        7,833,844
                                                                    ------------     ------------
          Total liabilities and Stockholders' equity ..........     $113,120,111     $ 91,977,950
                                                                    ============     ============

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

                                                                                   Year Ended December 31
                                                                      -----------------------------------------------
                                                                          1995              1994             1993
                                                                      ------------      ------------     ------------
Interest income:

     Loans ......................................................     $  6,037,199      $  4,952,478     $  4,482,262
     Securities held to maturity
          Taxable ...............................................          586,226           176,203          723,024
          Nontaxable ............................................          461,817           488,140          474,776
     Securities available for sale ..............................          533,536           626,648            --
     Other interest-earning assets ..............................          355,408           152,559           67,977
                                                                      ------------      ------------     ------------
          Total interest income .................................        7,974,186         6,396,028        5,748,039
                                                                      ------------      ------------     ------------

Interest expense:

     Deposits ...................................................        2,691,622         1,773,019        1,792,172
     Borrowed money .............................................           79,666            26,360           12,986
                                                                      ------------      ------------     ------------
     Total interest expense .....................................        2,771,288         1,799,379        1,805,158
                                                                      ------------      ------------     ------------
     Net interest income ........................................        5,202,898         4,596,649        3,942,881
     Provision for possible loan losses .........................          150,000           295,000          398,000
                                                                      ------------      ------------     ------------
     Net interest income after provision for possible loan losses        5,052,898         4,301,649        3,544,881
                                                                      ------------      ------------     ------------

Noninterest income:

     Fees and service charges ...................................          364,519           275,429          257,306
     (Loss) gain on sales of securities available for sale, net .           (9,819)             --                668
     Gain on sales of mortgage loans ............................           24,526            51,265          141,578
     Miscellaneous ..............................................           87,119            43,108           74,534
                                                                      ------------      ------------     ------------
          Total noninterest income ..............................          466,345           369,802          474,086
                                                                      ------------      ------------     ------------

Noninterest expense:

     Salaries and employee benefits .............................        1,908,846         1,616,664        1,405,051
     Occupancy, net .............................................          254,882           151,840          126,086
     Equipment ..................................................          179,967           147,724          121,529
     Data processing ............................................          207,191           153,649          138,849
     Advertising ................................................           68,948            77,298           49,421
     FDIC insurance premium .....................................          102,596           171,737          152,036
     Amortization of intangible assets ..........................           73,967              --              --
     Other real estate owned expense ............................           30,697            27,259            --
     Charitable contributions ...................................          141.799           124,458          110,418
     Stationery and supplies ....................................          150,109           126,429          110,744
     Miscellaneous ..............................................          784,763           589,685          521,581
                                                                      ------------      ------------     ------------
          Total noninterest expenses ............................        3,903,765         3,186,743        2,735,715
                                                                      ------------      ------------     ------------

     Income before income taxes .................................        1,615,478         1,484,708        1,283,252
     Income taxes ...............................................          471,067           482,209          374,937
                                                                      ------------      ------------     ------------
     Net income .................................................     $  1,144,411      $  1,002,499     $    908,315
                                                                      ============      ============     ============

     Net income per common share ................................     $       2.53      $       2.27     $       2.33
                                                                      ============      ============     ============

     Dividends per common share .................................     $       0.36      $       0.30     $       0.20
                                                                      ============      ============     ============

     Weighted average number of common shares outstanding .......          452,625           441,258          389,792
                                                                      ============      ============     ============


See accompanying notes to consolidated financial statements

Consolidated Statements of Changes in Stockholders' Equity

                                                                                              Net Unrealized Loss on
                                                                                              ----------------------
                                            Common Stock                                      Marketable Securities
                                       -----------------------                  Retained       Equity      Available
                                        Shares      Par Value     Surplus       Earnings     Securities    for Sale        Total
                                       -------    -----------    ----------    -----------   ----------   ----------    -----------
Balance -- December 31, 1992 ......    382,217    $ 1,911,085    $1,797,469    $ 1,586,610    $(78,157)    $    --      $ 5,217,007
  Dividends paid ($.20 per share) .                                                (77,420)                                 (77,420)
  Sale of common stock ............     45,514        227,570       455,140           --          --            --          682,710
  Net income for the year
    ended December 31, 1993 .......       --             --            --          908,315        --            --          908,315
  Net unrealized gain on marketable
    equity securities .............       --             --            --             --        78,157          --           78,157
                                       -------    -----------    ----------    -----------    --------      --------    -----------
Balance -- December 31, 1993 ......    427,731      2,138,655     2,252,609      2,417,505        --            --        6,808,769
                                       =======    ===========    ==========    ===========    ========      ========    ===========
  Dividends paid ($.30 per share) .       --             --            --         (132,004)       --            --         (132,004)
  Sale of common stock ............     22,257        111,286       263,609           --          --            --          374,895
  Net income for the year
    ended December 31, 1994 .......       --             --            --        1,002,499        --            --        1,002,499
  Net unrealized loss on securities
    available for sale ............       --             --            --             --          --        (220,315)      (220,315)
                                       -------    -----------    ----------    -----------    --------      --------    -----------
Balance -- December 31, 1994 ......    449,988      2,249,941     2,516,2l8      3,288,000        --        (220,315)     7,833,844
                                       =======    ===========    ==========    ===========    ========      ========    ===========
  Dividends paid ($.36 per share) .       --             --            --         (162,478)       --            --         (162,478)
  Sale of common stock ............      5,453         27,266        72,112           --          --            --           99,378
  Net income for the year
    ended December 31, 1995 .......       --             --            --        1,144,411        --            --        1,144,411
  Net unrealized gain on securities
    available for sale ............       --             --            --             --          --         235,596        235,596
                                       -------    -----------    ----------    -----------    --------      --------    -----------
Balance -- December 31, 1995 .......   455,441    $ 2,277,207    $2,588,330    $ 4,269,933    $   --        $ 15,28l    $ 9,150,751
                                       =======    ===========    ==========    ===========    ========      ========    ===========

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

                                                                                                Year Ended December 31
                                                                                  ------------------------------------------------
                                                                                      1995              1994             1993
                                                                                  ------------      ------------      ------------
Cash flows from operating activities:

     Net income .............................................................     $  1,144,411      $  1,002,499      $    908,315
     Adjustments to reconcile net income to
       net cash provided by operating activities:
          Depreciation and amortization of premises and equipment ...........          201,300           147,375           118,510
          Loss (Gain) on sale of investment securities ......................            9,819              --                (668)
          Provision for (recovery of) losses on investment securities .......            5,984            20,830           (28,250)
          Amortization of premiums and accretion of discounts, net ..........           31,925            85,776           107,017
          Accretion of deferred loan fees ...................................          (86,730)          (71,794)          (23,543)
          Provision for possible loan losses ................................          150,000           295,000           398,000
          Provision for possible losses on other real estate ................           20,000              --                --
          Originations of mortgage loans held for sale ......................       (2,744,150)       (3,343,100)       (9,407,372)
          Proceeds from sale of mortgage loans ..............................        2,418,287         3,687,005         9,472,310
          Gain on sale of loans .............................................          (24,526)          (51,265)         (141,578)
          Loss on retirement of fixed assets ................................             --               2,702              --
          Premium paid on deposit acquisition ...............................         (771,980)             --                --
          Deferred income tax benefit .......................................          (91,063)          (52,843)         (142,413)
          Amortization of intangible assets .................................           73,967              --                --
          (Increase) decrease in accrued interest receivable ................         (127,762)         (141,159)           19,827
          Decrease (increase) in other assets ...............................              639           (24,443)           15,479
          Increase (decrease) in other liabilities ..........................          218,895          (125,270)           34,885
                                                                                  ------------      ------------      ------------
               Net cash provided by operating activities ....................          429,016         1,431,313         1,330,519
                                                                                  ------------      ------------      ------------

Cash flows from investing activities:

     Purchase of securities available for sale ..............................       (3,920,292)         (746,664)             --
     Proceeds from maturities and principal repayments
       on securities available for sale .....................................          682,404         2,403,994              --
     Proceeds from sales and calls on securities available for sale .........        3,161,480         1,000,000              --
     Purchase of securities held to maturity ................................       (9,825,052)       (6,573,618)       (4,880,836)
     Proceeds from maturities and principal repayments on
       securities held to maturity ..........................................        4,192,454           513,251         2,726,068
     Proceeds from sales and calls of securities held to maturity ...........          500,000              --           6,404,914
     Purchase of investments required by law ................................         (337,200)             --                --
     Net increase in loans ..................................................      (11,548,645)       (8,062,588)       (9,379,593)
     Additions to premises and equipment ....................................         (153,360)         (297,945)          (99,705)
                                                                                  ------------      ------------      ------------
          Net cash used in investing activities .............................      (17,248,211)      (11,763,570)       (5,229,152)
                                                                                  ------------      ------------      ------------

Cash flows from financing activities

     Net increase in noninterest-bearing deposits ...........................        5,492,149         2,794,751         2,262,387
     Net increase in interest-bearing deposits ..............................        4,841,650         3,586,209         4,947,777
     Net increase (decrease) in securities sold
       under agreement to repurchase ........................................          394,195           889,090          (538,045)
     Purchase of deposits ...................................................        8,878,365
     Cash dividends paid on common stock ....................................         (162,478)         (132,004)          (77,420)
     Sale of common stock ...................................................           99,378           374,895           682,710
                                                                                  ------------      ------------      ------------
          Net cash provided by financing activities .........................       19,543,259         7,512,941         7,277,409
                                                                                  ------------      ------------      ------------
     Net increase (decrease) in cash and cash equivalents ...................        2,724,064        (2,819,316)        3,378,776
     Cash and cash equivalents - beginning ..................................        4,741,467         7,560,783         4,182,007
                                                                                  ------------      ------------      ------------
     Cash and cash equivalents - ending .....................................     $  7,465,531      $  4,741,467      $  7,560,783
                                                                                  ============      ============      ============

Supplemental disclosures of cash flow information:

     Cash paid during the year for interest .................................        2,463,809         1,846,229         1,821,420
     Cash paid during the year for income taxes .............................          479,520           691,740           455,159

Supplemental schedule of noncash investing activities:

     Transfer of securities held to maturity to securities available for sale          744,791           800,000        10,958,786
     Transfer of loan to other real estate owned ............................             --             269,302              --


See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

Note 1.  SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Atlantic Stewardship Bank and its wholly owned subsidiary, Stewardship Investment Corp., collectively ("the Bank"). All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. Certain prior period amounts have been reclassified to conform to the current presentation. The consolidated financial statements of the Bank have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statements of financial condition and revenues and expenses during the reporting periods. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for possible loan losses. Management believes that the allowance for possible loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance for possible loan losses may be necessary based on changes in economic conditions in the market area.

Cash and cash equivalents

Cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are sold for one day periods.

Securities available for sale and held to maturity

Effective January 1, 1994, the Bank adopted Statement of Financial Accounting Standards No. 115, (SFAS No. 115) "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires the classification of securities into one of three investment categories: securities held to maturity, securities available for sale, or trading securities. Pursuant to SFAS No. 115, investments in debt securities that the Bank has the positive intent and ability to hold to maturity are classified as securities held to maturity and are carried at cost, adjusted for amortization of premium and accretion of discount, which are recognized as adjustments to income, on a level yield basis. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. All other securities are classified as securities available for sale. Securities available for sale may be sold prior to maturity in response to changes in interest rates or prepayment risk, for asset/liability management purposes, or other similar factors. These securities are carried at fair value with unrealized holding gains or losses reported in a separate component of stockholders' equity, net of the related tax effects. Realized gains or losses on sales of securities are based upon the specific identification method.

Mortgage loans held for sale

Mortgage loans held for sale are reported at lower of cost or market on an aggregate basis. Mortgage loans held for sale are carried net of deferred fees which are recognized as income at the time the loans are sold to permanent investors. Gains or losses on the sale of mortgage loans held for sale are recognized at the settlement date and are determined by the difference between the net proceeds and the amortized cost.

Loans

Loans are carried at the principle amount outstanding, net of unearned discounts and deferred loan fees and costs. Interest on loans is accrued and credited to interest income as earned.

The accrual of interest income is discontinued on a loan when certain factors indicate reasonable doubt as to the collectability of principal and interest. At the time a loan is placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest income in the current period. Interest collections on nonaccrual loans are generally credited to interest income when received. Such loans are restored to an accrual status only if the loan is brought contractually current and the borrower has demonstrated an ability to make future payments of principal and interest.

On January 1, 1995, the Bank adopted Statement of Financial Accounting Standards No.114, (SFAS No.114) "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan Income Recognition and Disclosures." These statements address the accounting for impaired loans and specify how allowances for possible loan losses related to these impaired loans are calculated. The Bank defined the population of impaired loans to include nonaccrual loans, loans more than 90 days past due and restructured loans. Adoption of these new standards had no effect on the level of the allowance for possible loan losses or operating results for the period ended December31, 1995. SFAS No. 114 also provides that impaired loans should remain in the loan portfolio until the Bank takes possession of the collateral at which time they are reclassified to other real estate owned for financial reporting purposes.

Loan fees collected and certain costs incurred related to loan originations are deferred and amortized as an adjustment to interest income over the life of the related loans. The deferred fees and costs are recorded as an adjustment to loans outstanding.

Allowances for possible loan losses

An allowance for possible loan losses is maintained at a level considered adequate to absorb future loan losses. Management of the Bank, in determining the provision for possible loan losses, considers the risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with general economic and real estate market conditions.

The Bank utilizes a two tier approach: (1) identification of problem loans and the establishment of specific loss allowances on such loans; and (2) establishment of general allowances on the remainder of its loan portfolio based on historical loss experience and other economic data management believes relevant. The Bank maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential problem loans. Such system takes into consideration, among other things, delinquency status, size of loans, types of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified loans based on a review of such information and/or appraisals of the underlying collateral. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of loan portfolio, current economic conditions and management's judgment.

Although management believes that adequate specific and general loan losses are established, actual losses are dependent upon future events and, as such, further additions to the level of the specific and general loan loss allowance may be necessary.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for possible loan losses. Such agencies may require the Bank to recognize additions to the allowance for possible loan losses based on their judgments about information available to them at the time of their examination.

Concentration of risk

The Bank's lending activities are concentrated in loans secured by real estate located in northern New Jersey.

Land is stated at cost. Buildings and improvements and furniture, fixtures and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated lives of each type of asset. Estimated useful lives are ten to forty years for buildings and improvements and three to twenty-five years for furnishings and equipment. Leasehold improvements are stated at cost less accumulated amortization computed on the straight-line method over the shorter of the term of the lease or useful life. Significant renewals and improvements are capitalized. Maintenance and repairs are charged to operations as incurred. Rental income is netted against occupancy costs in the consolidated statements of income.

Other real estate owned

Other real estate owned (OREO) consists of foreclosed property and is carried at the lower of cost or fair value less estimated selling costs. When a property is acquired, the excess of the carrying amount over fair value, if any, is charged to the allowance for possible loan losses. Subsequent adjustments to the carrying value are recorded in an allowance for OREO and charged to OREO expense. Operating results for OREO, including rental income, operating expenses, and gains and losses realized from the sale of property owned, are also recorded in OREO expense.

Income taxes

Effective January 1, 1993, the Bank adopted Statement of Financial Accounting Standards No. 109, (SFAS No. 109) "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net income per common share

Net income per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period.

Intangible assets

Intangible assets are comprised of goodwill and core deposit intangibles. Goodwill represents the excess of the fair value of liabilities assumed over the fair value of tangible assets acquired through a purchase acquisition and amounted to $475,981 at December 31, 1995, and is amortized on a straight-line method over a period of fifteen years.

The core deposit intangible represents the intangible value of depositor relationships resulting from deposit liabilities assumed in the acquisition. The core deposit intangible amounted to $222,032 at December 31, 1995, and is amortized on an accelerated basis over a period approximating ten years.

Interest rate risk

The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with borrowings and other funds, to make loans secured by real estate, commercial and consumer loans and to invest in investment and mortgage-backed securities. The potential for interest rate risk exists as a result of the shorter duration of the Bank's interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing the market value of long-term assets and net interest income. The opposite effect occurs in a falling rate environment. For this reason, management regularly monitors the maturity structure of the Bank's assets and liabilities in order to measure its level of interest rate risk and plan for future volatility.

Note 2. PURCHASE OF DEPOSITS

On March 10, 1995, the Bank purchased certain assets and assumed the deposit account liabilities of a branch of Carteret Federal Savings Bank from the Resolution Trust Corporation. The deposit liabilities assumed amounted to $8,878,365 and assets received consisted primarily of cash amounting to $8,091,642. The fair value of liabilities assumed exceeded the fair value of tangible assets acquired by $771,980. This was allocated to core deposit premium and goodwill of $268,000 and $503,980, respectively.

Note 3.  SECURITIES AVAILABLE FOR SALE

The following is a summary of the contractual maturities of securities available for sale:

                                                                            December 31, 1995
                                                 -------------------------------------------------------------------
                                                                           Gross Unrealized
                                                  Amortized         -----------------------------          Carrying
                                                    Cost               Gains             Losses              Value
                                                 ----------         ----------         ----------         ----------
U.S. Treasury:
  Within one year ...........................    $  749,794         $    8,111         $     --           $  757,905
  After one but within five years ...........     1,595,170             18,606               --            1,613,776
                                                 ----------         ----------         ----------         ----------
                                                  2,344,964             26,717               --            2,371,681
                                                 ----------         ----------         ----------         ----------
U.S. Government Agencies:
  After one but within five years ...........       800,000                625             10,191            790,434
Obligations of state and political
  subdivisions:
   After five years .........................       275,913               --                7,242            268,671
Mortgage-backed securities:
   After one but within five years ..........       185,712              3,730               --              189,442
   After five years .........................     6,252,908             44,735             36,604          6,261,039
                                                 ----------         ----------         ----------         ----------
                                                  6,438,620             48,465             36,604          6,450,481
                                                 ----------         ----------         ----------         ----------
                                                 $9,859,497         $   75,807         $   54,037         $9,881,267
                                                 ==========         ==========         ==========         ==========

                                                                            December 31, 1994
                                                 -------------------------------------------------------------------
                                                                           Gross Unrealized
                                                  Amortized         -----------------------------          Carrying
                                                    Cost               Gains             Losses              Value
                                                 ----------         ----------         ----------         ----------
U.S. Treasury:
  Within one year ...........................    $  449,695         $      817         $    4,315         $  446,197
  After one but within five years ...........     3,883,436              4,317            117,958          3,769,795
                                                 ----------         ----------         ----------         ----------
                                                  4,333,131              5,134            122,273          4,215,992
                                                 ----------         ----------         ----------         ----------
U.S. Government agencies:
  After one but within five years ...........       800,000               --               45,605            754,395
  After five years ..........................       131,611                922               --              132,533
                                                 ----------         ----------         ----------         ----------
                                                    931,611                922             45,605            886,928
                                                 ----------         ----------         ----------         ----------
Mortgage-backed securities:
  After one but within five years ...........       251,313                492              3,016            248,789
  After five years ..........................     3,560,753              1,466            197,092          3,365,127
                                                 ----------         ----------         ----------         ----------
                                                  3,812,066              1,958            200,108          3,613,916
                                                 ----------         ----------         ----------         ----------
                                                 $9,076,808         $    8,014         $  367,986         $8,716,836
                                                 ==========         ==========         ==========         ==========

Issuers may have the right to call or prepay obligations with or without call or prepayment penalties. This might cause actual maturities to differ from the contractual maturities summarized above.

Cash proceeds from sale and calls of securities available for sale amounted to $3,161,480 and $1,000,000 for the year ended December 31, 1995 and 1994, respectively. Gross gains of $10,331 and gross losses of $20,150 were realized on sales and calls during 1995. No gains or losses were realized on sales and calls during 1994.

The carrying value of securities pledged to secure public deposits approximated $102,000 and $98,000 at December 31, 1995 and 1994, respectively. See Note 9 to financial statements regarding securities pledged is collateral for securities sold under agreements to repurchase.

The Financial Accounting Standards Board allowed for a one time reclassification of securities under SFAS No. 115, "Accounting for Certain investments in Debt and Equity Securities" during December, 1995. On December 20, 1995, the Bank transferred $744,791 securities from the securities held to maturity portfolio to the securities available for sale portfolio. Unrealized gains on these securities totaled $17,261 at the time of the transfer.

Note 4. SECURITIES HELD TO MATURITY

The following is a summary of the contractual maturities of securities held to maturity:

                                                                 December 31, 1995
                                         ---------------------------------------------------------------
                                                                 Gross Unrealized
                                            Carrying      -----------------------------      Estimated
                                             Value            Gains           Losses         Fair Value
                                         ------------     ------------     ------------     ------------
U.S. Treasury
     Within one year ...............     $  1,496,642     $      2,241     $        813     $  1,498,070
     After one but within five years        1,244,272            6,876          --             1,251,148
                                         ------------     ------------     ------------     ------------
                                            2,740,914            9,117              813        2,749,218
                                         ------------     ------------     ------------     ------------
U.S. Government agencies
     After one but within five years        2,774,226           11,584            8,777        2,777,033
     After five years ..............        2,144,249           73,684          --             2,217,933
                                         ------------     ------------     ------------     ------------
                                            4,918,475           85,268            8,777        4,994,966
                                         ------------     ------------     ------------     ------------
Obligations of state and political
  subdivisions:
     Within one year ...............        2,246,897           72,303            4,366        2,314,834
     After one but within five years        6,174,204          364,974            3,383        6,535,795
     After five years ..............          554,637           45,442            1,728          598,351
                                         ------------     ------------     ------------     ------------
                                            8,975,738          482,719            9,477        9,448,980
                                         ------------     ------------     ------------     ------------
Mortgage-backed securities:
     After five years ..............        3,013,771           84,943          --             3,098,714
                                         ------------     ------------     ------------     ------------
                                         $ 19,648,898     $    662,047     $     19,067     $ 20,291,878
                                         ============     ============     ============     ============

                                                                 December 31, 1994
                                         ---------------------------------------------------------------
                                                                 Gross Unrealized
                                            Carrying      -----------------------------      Estimated
                                             Value            Gains           Losses         Fair Value
                                         ------------     ------------     ------------     ------------
U.S. Treasury:
     After one but within five years        $ 747,347     $       --       $     17,463     $    729,884

U.S. Government agencies
     Within one year ...............          199,904             --              1,656          198,248
     After one but within five years        1,419,342              281           30,548        1,389,075
     After five years ..............          693,177            2,799            1,111          694,865
                                         ------------     ------------     ------------     ------------
                                            2,312,423            3,080           33,315        2,282,188
                                         ------------     ------------     ------------     ------------

Obligations of state and political
  subdivisions:
     Within one year ...............        1,531,284           46,170            4,174        1,573,280
     After one but within five years        6,922,549          357,882           16,560        7,263,871
     After five years ..............          913,634           83,453            1,168          995,919
                                         ------------     ------------     ------------     ------------
                                            9,367,467          487,505           21,902        9,833,070
                                         ------------     ------------     ------------     ------------

Mortgage-backed securities:
     After five years ..............        2,843,072            6,059           51,884        2,797,247
                                         ------------     ------------     ------------     ------------
                                         $ 15,270,309     $    496,644     $    124,564     $ 15,642,389
                                         ============     ============     ============     ============

Issuers may have the right to call or prepay obligations with or without call or prepayment penalties. This might cause actual maturities to differ from the contractual maturities summarized above.

Cash proceeds from calls of securities held to maturity amounted to $500,000 for the year ended December 31, 1995. There were no calls during the year ended December 31, 1994. Proceeds from sales and calls of securities held to maturity for the year ended December 31, 1993, amounted to $6,404,914. No gains or losses were realized on sales and calls during 1995 and 1994. Gross gains of $88,212 and gross losses of $87,544 were realized on sales during the year ended December 31, 1993.

The carrying value of securities pledged to secure treasury tax and loan deposits approximated $499,000 and $497,000 at December 31, 1995 and 1994, respectively. See also Note 9 to financial statements regarding securities pledged as collateral for securities sold under agreements to repurchase.

Note 5.  LOANS

The loan portfolio consisted of the following:

                                                             December 31
                                                     ---------------------------
                                                         1995            1994
                                                     -----------     -----------
Mortgage:
  Residential ..................................     $14,421,777     $10,793,324
  Commercial ...................................      23,264,126      19,584,950
Commercial .....................................      15,592,705      13,899,331
Equity .........................................       4,052,244       3,478,706
Installment ....................................      14,830,764      12,922,184
Other ..........................................         146,553          50,207
                                                     -----------     -----------
    Total loans ................................      72,308,169      60,728,702
                                                     -----------     -----------
Less: Deferred loan fees .......................         155,495         149,739
    Allowance for possible loan losses .........       1,176,822       1,088,486
                                                     -----------     -----------
                                                       1,332,317       1,238,225
                                                     -----------     -----------
Loans, net .....................................     $70,975,852     $59,490,477
                                                     ===========     ===========

At December 31, 1995, 1994 and 1993, loans serviced by the Bank for the benefit of others totaled approximately $2,349,000, $2,463,000 and $1,914,000, respectively.

Activity in the allowance for possible loan losses is summarized as follows:

                                                        December 31
                                        ---------------------------------------
                                             1995           1994          1993
                                        -----------   -----------   -----------
Balance, beginning ...................  $ 1,088,486   $   993,986   $   658,295
Provision charged to operations ......      150,000       295,000       398,000
Recoveries of loans charged off ......          120           --            191
Loans charged off ....................      (61,784)     (200,500)      (62,500)
                                        -----------   -----------   -----------
Balance,ending .......................  $ 1,176,822   $ 1,088,486   $   993,986
                                        ===========   ===========   ===========

The Bank has entered into lending transactions in the ordinary course of business with directors, executive officers and principal stockholders of the Bank and their affiliates on the same terms as those prevailing for comparable transactions with other borrowers. At December 31, 1995 and 1994, these loans aggregated approximately $1,744,000 and $1,803,000, respectively. During the year ended December 31, 1995, new loans totaling $755,000 were granted and repayments totaled approximately $814,000. The loans, at December 31, 1995, were current as to principal and interest payments, and do not involve more than normal risk of collectability.

Note 6. NONPERFORMING ASSETS

Nonperforming assets include the following:

                                                              December 31
                                                       -------------------------
                                                          1995           1994
                                                       ----------     ----------
Nonaccrual loans .................................     $  332,800     $  403,171
Loans past due ninety days or more and accruing ..        764,351        230,000
Restructured loans ...............................         69,125        169,656
                                                       ----------     ----------
     Total nonperforming loans ...................      1,166,276        802,827

Other real estate owned ..........................        269,302        269,302
Less allowance for other real estate owned .......         20,000           --
                                                       ----------     ----------
                                                          249,302        269,302

Nonaccrual investments ...........................          7,541         13,525
                                                       ----------     ----------
Total nonperforming assets .......................     $1,423,119     $1,085,654
                                                       ==========     ==========


At December 31, 1995 and 1994, approximately $238,000 and $302,000 of nonaccrual loans had been restructured.

The following information is presented for assets classified as nonaccrual and restructured:

                                                             Year ended December 31
                                                    ----------------------------------------
                                                       1995           1994           1993
                                                    ----------     ----------     ----------
Income that would have been recorded under
  contractual terms ...........................     $   44,000     $   63,000     $   80,000
Less interest income received .................         31,000         29,000         16,000
                                                    ----------     ----------     ----------
Lost income on nonperforming assets at year end     $   13,000     $   34,000     $   64,000
                                                    ==========     ==========     ==========


The activity in the allowance for OREO in 1995 consisted of a provision of $20,000. Impaired loans consisted of the following:

                                                                     December 31
                                                                         1995
                                                                      ----------
Impaired loans
     With related allowance for credit loss .................         $1,097,151
      Without related allowance for credit loss .............               --
                                                                      ----------
Total impaired loans ........................................         $1,097,151
                                                                      ----------

Related allowance for possible credit losses ................         $  225,135
                                                                      ----------

Average investment in impaired loans ........................         $1,114,865
                                                                      ----------

Interest recognized on impaired loans .......................         $  106,907
                                                                      ==========

Note 7.  PREMISES AND EQUIPMENT, NET

                                                              December 31
                                                     ---------------------------
                                                          1995            1994
                                                     -----------     -----------
Land ...........................................     $   575,655     $   575,655
Buildings and improvements .....................       1,409,929       1,397,579
Leasehold improvements .........................         213,457         146,917
Furniture, fixtures and equipment ..............         790,551         716,081
                                                     -----------     -----------
                                                       2,989,592       2,836,232
Less accumulated depreciation and amortization .         829,332         628,032
                                                     -----------     -----------
Total premises and equipment, net ..............     $ 2,160,260     $ 2,208,200
                                                     ===========     ===========

Note 8.  DEPOSITS

                                                                          December 31
                                                   ----------------------------------------------------------
                                                              1995                             1994
                                                   ----------------------------------------------------------
                                                   Weighted                         Weighted
                                                    Average                          Average
                                                     Rate          Amount             Rate          Amount
                                                     ----      -------------          ----       ------------
Noninterest-bearing demand .............                0%     $  22,961,834             0%      $ 17,313,596

NOW accounts ...........................             2.00%        12,074,565          2.00%        10,624,428
Money market accounts ..................             2.33%         9,686,882          2.55%         9,789,058
                                                     ----      -------------          ----       ------------
   Total interest-bearing demand .......             2.15%        2l,761,447          2.26%        20,413,486

Statement savings and clubs ............             2.25%        17,636.833          2.25%        18,840,618
Business savings .......................             2.25%         1,128,774          2.25%         1,896,025
                                                     ----      -------------          ----       ------------
   Total savings .......................             2.25%        18,765,607          2.25%        20,736,643

IRA investment and variable rate savings             5.62%         7,164,153          4.18%         4,525,606
Certificates of deposit ................             5.49%        31,045,501          4.16%        19,497,047
Public funds ...........................             3.35%            90,000          2.60%            90,000
                                                     ----      -------------          ----       ------------
   Total certificates of deposit .......             5.51%        38,299,654          4.16%        24,112,653
                                                     ----      -------------          ----       ------------
Total interest-bearing deposits ........             3.81%        78,826,708          2.96%        65,262,782
Total deposits .........................             2.95%     $ 101,788,542          2.34%      $ 82,576,378
                                                     ====      =============          ====       ============

Certificates of deposit with balances of $100,000 or more at December 31, 1995 and 1994, totaled approximately $3,655,000 and $1,996,000, respectively. Interest on certificates of deposit with balances of $100,000 or more totaled $163,385, $57,941 and $66,570 for the years ended December 31, 1995, 1994 and
1993 respectively.

The scheduled maturities of certificates of deposit were as follows:

                                                     December 31
                                         ----------------------------------
                                              1995                  1994
                                         ------------          ------------
One year or less ...................     $ 18,626,586          $ 13,687,835
After one to three years ...........       14,567,957             7,598,905
After three years ..................        5,105,111             2,825,913
                                         ------------          ------------
                                         $ 38,299,654          $ 24,112,653
                                         ============          ============

Note 9. SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE

At December 31, 1995, 1994 and 1993 securities sold under agreements to repurchase were collateralized by U.S. Treasury securities having a carrying value of approximately $2,486,000, $l,518,000 and $1,500,000, respectively. These securities were maintained in a separate safekeeping account within the Bank's control.

                                                                           December 31
                                                       ------------------------------------------------
                                                           1995              1994              1993
                                                       ------------      ------------      ------------
Balance ..........................................     $  1,650,049      $  1,255,854      $    366,764
Weighted average interest rate ...................             4.67%             4.45%             3.11%
Average length of maturity .......................      60-367 days       14-182 days       30-182 days
Maximum amount outstanding at any month end during
  the period .....................................     $  1,844,000      $  1,256,000      $    906,000
Average amount outstanding during the period .....     $  1,627,371      $    720,557      $    459,398
Average interest rate during the period ..........             4.84%             3.67%             2.83%


Note 10. CAPITAL REQUIREMENTS (UNAUDITED)

Regulations provide that the Bank must adhere to three minimum capital requirements. The regulations require a minimum Tier 1 capital of at least 4% of risk-weighted assets, total capital of at least 8% of risk-weighted assets, and a leverage capital ratio of at least 3% of adjusted average assets. At December 31, 1995, the Bank's Tier l capital, total capital and leverage capital ratios were as follows:

                                             Required       Actual        Excess
                                             --------       ------        ------
Risk-based capital:
     Tier 1 ..........................         4.00%        12.13%         8.13%
     Total ...........................         8.00%        13.38%         5.38%
     Leverage ratio ..................         3.00%         7.57%         4.57%

Note 11. BENEFIT PLANS

The Bank has a noncontributory profit sharing plan covering all eligible employees. Contributions are determined by the Bank's Board of Directors on an annual basis. Total profit sharing plan expense for the years ended December 31, 1995, 1994 and 1993 amounted to approximately $83,400 and $85,500 and $81,200, respectively.

The Bank also has a 401(k) plan which covers all eligible employees. Participants may elect to contribute up to 15% of their salaries, not to exceed the applicable limitations as per the Internal Revenue Code. The Bank, on an annual basis, may elect to match 50% of the participant's first 5% contribution. Total 401(k) expense for the years ended December 31, 1995, 1994 and 1993 amounted to approximately $21,800, $18,800 and $5,200, respectively.

During 1995, the shareholders approved an Employee Stock Purchase Plan which allows all eligible employees to authorize a specific payroll deduction front his or her base compensation. On a quarterly basis, the fiduciary will purchase shares for each participant. The Bank may, at its discretion, contribute an amount (not to exceed 10% of fair market value of the shares purchased) toward the purchase of the shares, thereby reducing the purchase price to all participating employees below the fair market value of the shares. The Bank did not implement this plan in 1995, but anticipates its initial offering in the second quarter of 1996.

Also approved by the shareholders in 1995, was an Employee Stock Option Plan and a Stock Option Plan for nonemployee directors. The Employee Stock Option Plan provides for options to purchase shares of Common Stock to be issued to key employees of the Bank at the discretion of the Stock Option Committee. The committee has the authority to determine the terms and conditions of the options granted, the exercise price thereof, and whether the options are incentive or nonstatutory options. No options have been granted under this plan. The Stock Option Plan for nonemployee directors has reserved 22,500 shares of common stock for issuance. Each participant will automatically receive an option to purchase 2,045 shares of common stock effective as of the date such participant commences his service on the Board of Directors. No option may be exercised more than ten years after the date of its grant. The purchase price of the shares of common stock subject to these options will be 95% of the fair market value on the date such option is granted, and the Bank will recognize compensation expense for the 5% discount from fair market value. This plan has not yet become effective and therefore no options have been granted.

Note 12. INCOME TAXES

The components of income taxes (benefit) are summarized as follows:

                                                                           Year ended December 31
                                                                 ------------------------------------------
                                                                    1995            1994            1993
                                                                 ----------      ----------      ----------
Current tax expense:
     Federal ...............................................     $  463,527      $  426,190      $  452,882
     State .................................................         98,603         108,862          64,468
                                                                 ----------      ----------      ----------
                                                                    562,130         535,052         517,350
Deferred tax benefit:
     Federal ...............................................          1,681         (52,843)       (142,413)
     State .................................................        (92,744)           --              --
                                                                 ----------      ----------      ----------
                                                                    (91,063)        (52,843)       (142,413)

Income taxes ...............................................     $  471,067      $  482,209      $  374,937
                                                                 ==========      ==========      ==========

The following table presents a reconciliation between the reported income taxes and the income taxes which would be computed by applying the normal federal income tax rate (34%) to income before income taxes:

                                                                           Year ended December 31
                                                                 ------------------------------------------
                                                                    1995            1994            1993
                                                                 ----------      ----------      ----------
Federal income tax .........................................     $  549,263      $  504,801      $  436,306
Add (deduct) effect of:
     State income taxes, net of federal income tax effect ..          3,867          71,849          42,549
     Nontaxable interest income ............................        (96,698)       (104,651)        (94,827)
     Other items, net ......................................         14,635          10,210          (9,091)
                                                                 ----------      ----------      ----------
     Income taxes ..........................................     $  471,067      $  482,209      $  374,937
                                                                 ==========      ==========      ==========

The tax effects of existing temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                                        December 31
                                                                 --------------------------
                                                                    1995            1994
                                                                 ----------      ----------
Deferred tax assets:
     Allowance for possible loan losses ....................     $  470,430      $  341,934
     Allowance for possible losses on investments ..........         13,823          14,562
     Allowance for possible OREO losses ....................          8,600            --
     Core deposit intangible amortization ..................         13,364            --
     Nonaccrual loan interest ..............................         19,699          27,200
     Unrealized (gain) loss on securities available for sale         (6,488)        139,657
     Other .................................................          1,336           1,052
                                                                 ----------      ----------
                                                                    520,764         524,405
                                                                 ----------      ----------
Deferred tax liabilities:
     Depreciation ..........................................         82,809          62,900
     Deferred state tax ....................................         31,532            --
                                                                 ----------      ----------
                                                                    114,341          62,900
                                                                 ----------      ----------
     Net deferred tax assets ...............................     $  406,423      $  461,505
                                                                 ==========      ==========


The Bank has determined that it is not required to establish a valuation reserve for the deferred tax asset, since it is more likely than not that the deferred tax asset will be principally realized through carryback to taxable income in prior years. The Bank's conclusion that it is "more likely than not" that the deferred tax asset will be realized is based on a history of growth in earnings and the prospects for continued growth.

Note 13. COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

At December 31, 1995, the Bank had mortgage commitments to extend credit aggregating approximately $204,000 at fixed interest rates averaging 6.66%. Commercial, installment and home equity loan commitments of approximately $1,515,000 were extended with floating interest rates which fluctuate with the prime rate, and $292,000 were extended at fixed interest rates averaging 8.00%. All commitments were due to expire within 90 days.

Additionally, at December 31, 1995, the Bank was committed for approximately $10,799,000 of unused lines of credit, consisting of $4,614,000 relating to a home equity line of credit program and an unsecured line of credit program (cash reserve), $499,000 relating to credit cards, and $5,686,000 relating to commercial lines of credit. Amounts drawn on the unused lines of credit are predominantly assessed interest at rates which fluctuate with the prime rate.

Commitments under standby letters of credit aggregated approximately $126,000 at December 31, 1995, all of which expire within one year. Should any letter of credit be drawn on, the interest rate charged on the resulting note would fluctuate with the Bank's prime rate.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank obtains collateral supporting those commitments for which collateral is deemed necessary.

Rentals under a long term operating lease for a branch office amounted to approximately $43,400 and $2,900 during the years ended December 31, 1995 and 1994 respectively. At December 31, 1995, the minimum rental commitments on the noncancellable lease with an initial term of one year or more and expiring through 1999 are as follows:

                         Year Ending                   Minimum
                         December 31                    Rent
                         -----------                 ---------
                            1996                     $  33,300
                            1997                        34.200
                            1998                        34,200
                            1999                        22,800
                                                     ---------
                                                     $ 124,500
                                                     =========

The Bank is also subject to litigation which arises primarily in the ordinary course of business. In the opinion of management the ultimate disposition of such litigation should not have a material adverse effect on the financial position or results of operations of the Bank.

Note 14. DIVIDEND LIMITATIONS

No dividend shall be paid by the Bank on its capital stock unless, following the payment of each such dividend, the capital stock of the Bank will be unimpaired, and the Bank will have a surplus of not less than 50% of its capital stock, or, if not, the payment of such dividend will not reduce the surplus of the Bank.

Note 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 (SFAS No. 107) "Disclosures About Fair Value of Financial Instruments," requires that the Bank disclose the estimated fair value of its financial instruments whether or not recognized in the consolidated balance sheet. Fair value estimates, methods and assumptions are set forth below for the Bank's financial instruments.

                                                         December 31, 1995
                                                         -----------------
                                                    Carrying         Estimated
                                                     Amount          Fair Value
                                                     ------          ----------
Financial assets:
  Cash and cash equivalents ......................     7,466           7,466
  Securities available for sale ..................     9,881           9,881
  Securities held to maturity ....................    19,649          20,292
  Investments required by law ....................       337             337
  Net loans(l) ...................................    71,326          72,674
  Accrued interest receivable ....................       837             837

Financial liabilities
  Deposits .......................................   101,789         101,983
  Securities sold under agreements to repurchase .     1,650           1,650

(1) Net loans include mortgage loans held for sale.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents

The carrying amount approximates fair value.

Securities available for sale

All securities available for sale are actively traded and have been valued using quoted market prices.

Securities held to maturity

All securities held to maturity are actively traded and have been valued using quoted market prices.

Investments required by law

The carrying amount approximates fair value.

Net loans

Fair loans are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as residential and commercial mortgages, commercial and other installment. The fair value of loans is estimated by discounted cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loans.

Accrued interest receivable

The carrying amount approximates fair value.

Deposits

The fair value of deposits, with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW and money market accounts, is equal to the amount payable on demand as of December 31, 1995. The fair value of the certificates of deposit is based on the discounted value of cash flows. The discount rate is estimated using market discount rates which reflect interest rate risk inherent in the certificates of deposit.

Securities sold under agreements to repurchase

The carrying value approximates fair value due to the relatively short time before maturity.

Commitments to extend credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counter parties, and at December 31, 1995 approximates the contract amount.

Limitations

The preceding fair value estimates were made at December 31, 1995, based on pertinent market data and relevant information on the financial instruments. These estimates do not include any premium or discount that could result from an offer to sell at one time the Bank's entire holdings of a particular financial instrument or category thereof. Since no market exists for a substantial portion of the Bank's financial instruments, fair value estimates were necessarily based on judgments with respect to future expected loss experience, current economic conditions, risk assessments of various financial instruments, and other factors. Given the subjective nature of these estimates, the uncertainties surrounding them and the matters of significant judgment that must be applied, these fair value estimates cannot be calculated with precision. Modifications in such assumptions could meaningfully alter these estimates.

Since these fair value approximations were made solely for on and off balance sheet financial instruments at December 31, 1995, no attempt was made to estimate the value of anticipated future business. Furthermore, certain tax implications related to the realization of unrealized gains and losses could have a substancial impact on these fair value estimates and have not been incorporated into the estimates.

Note 16. RECENT ACCOUNTING PRONOUNCEMENTS

In March, 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is included in the scope of SFAS No. 121 while core deposit intangibles and mortgage servicing rights are specifically excluded. SFAS No. 121 is effective for fiscal years beginning after December 15, 1995 and will not have a material effect on the Bank's consolidated financial condition or results of operations.

In May, 1995, the FASB issued Statement of Financial Accounting Standards No. 122 (SFAS No. 122), "Accounting for Mortgage Servicing Rights." This statement requires recognition of the rights to service mortgage loans for others, whether those rights were acquired through purchase or origination. SFAS No. 122 also requires that capitalized mortgage servicing rights be evaluated for impairment based on the fair value of those rights with impairment recognized through a valuation allowance. SFAS No. 122 is effective for the fiscal years beginning after December 15, 1995 and will not have a material effect on the Bank's consolidated financial condition or results of operation.

In October 1995, FASB issued Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages all entities to adopt the "fair values based method" of accounting for employee stock compensation plans. However, SFAS No. 123 also allows an entity to continue to measure compensation cost under such plans using the "intrinsic value based method." The accounting requirements of this statement are effective for transactions entered into in fiscal years that begin after December 15, 1995. The Bank anticipates accounting for compensation cost under the intrinsic value based method and must provide pro forma disclosures for all awards granted in fiscal years that begin after December 15, 1995. Such disclosures include net income and earnings per share as if the fair values based method of accounting had been applied.

                                    Part III

Item 9 - Directors and Principal Officers of the Bank

     The information required by this item is incorporated by reference from the Bank's proxy statement for its 1996 Annual Meeting of Shareholders at pages 13-15 under the caption Proposal 1 - Election of Directors.

Item 10 - Management Compensation and Transactions

     The information required by this item is incorporated by reference from the Bank's proxy statement for its 1996 Annual Meeting of Shareholders at page 18 under the caption Management Remuneration.

                                     Part IV

Item 11 - Exhibits, Financial Statement Schedules, and Reports on Form F-3

     (a)(1) Financial Statements

               The below listed consolidated financial statements and report of independent public accountants of Atlantic Stewardship Bank and subsidiary are filed as Part of this Annual Report.

               Report of Independent Public Accountants
               Management Responsibility Statement
               Consolidated Statements of Financial Condition at
                  December 31, 1995 and 1994
               Consolidated Statements of Income for the Years Ended
                  December 31, 1995,1994 and 1993
               Consolidated Statements of Changes in Stockholders' Equity
                  for the Years Ended December 31, 1995, 1994 and 1993
               Consolidated Statements of Cash Flows for the Years Ended
                  December 31, 1995, 1994 and 1993
               Notes to Consolidated Financial Statements

     (a)(2) Financial Statement Schedules

               All schedules required to be filed by item 8 of this Form F-2 are not required under the related instructions or are inapplicable, and therefore have been omitted.

     (b) Reports on Form F-3

               The Bank has not filed any reports on Form F-3 during the last quarter of 1995.

     (c) List of Exhibits

          (1) Certificates of Incorporation (Incorporated by reference from the Bank's original registration statement on Form F-1, Exhibit 1(a).)

               Bylaws (Incorporated by reference from the Bank's original registration statement on Form F-1, Exhibit 1(b).)

     (3ii) Profit Sharing and Trust Summary Plan Description (Incorporated by reference from the Bank's original registration on Form F-1, Exhibit 4(a).)

          401(k) Plan (Incorporated by reference from the Bank's original registration statement on Form F-I, Exhibit 4(b).)

          1995 Stock Option Plan for Non-Employee Directors (Incorporated by reference from the Bank's Proxy Statement for its 1995 Annual Meeting of Shareholders.)

          1995 Employee Stock Option Plan (Incorporated by reference from the Bank's Proxy Statement for its 1995 Annual Meeting of Shareholders.)

     (9) List of Subsidiaries

                                    Exhibit 9

                              List of Subsidiaries

Stewardship Investment Corporation

                                   SIGNATURES

     Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          By:/s/ Arie Leegwater
                                          ----------------------------
                                          Chairman of the Board
                                          Dated:    March 28, 1996

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Arie Leegwater             Chairman of the Board
                                and Director                      March 28, 1996

/s/ Paul Van Ostenbridge       President and Chief
                                  Executive Officer and
                                  Director                        March 28, 1996

/s/ Robert J. Zuidema          Vice President and Treasurer
                                (Principal Financial
                                 Officer and Principal
                                  Accounting Officer)             March 28, 1996

/s/ Harold Dyer                Director                           March 28, 1996

/s/ Herman deWaal Malefyt      Director                           March 28, 1996

/s/ Edward Fylstra             Director                           March 28, 1996

/s/ Margo Lane                 Director                           March 28, 1996

/s/ William J. Vander Eems     Director                           March 28, 1996

                          QUARTERLY REPORT ON FORM F-4
                             FOR THE QUARTER ENDED
                               SEPTEMBER 30, 1996
                                       OF
                           ATLANTIC STEWARDSHIP BANK

                                    FORM F-4

                      QUARTERLY REPORT UNDER SECTION 13 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                    FOR THE QUARTER ENDED SEPTEMBER 30, 1996

                               -------------------

                                      26390
                             (FDIC Certificate No.)

                            Atlantic Stewardship Bank
                (Exact name of bank as specified in its charter)

                                   New Jersey
                         (State of other jurisdiction of
                         incorporation or organization)

                                   22-2499582
                        (IRS Employer Identification No.)

                                630 Godwin Avenue
                         Midland Park, New Jersey 07432
                    (Address of principal executive offices)

                                  201-444-7100
                 (Bank's telephone number, including area code)

                                 Not Applicable
                     (Former name, former address and former
                   fiscal year, if changed since last report)

Indicate by check mark whether the bank (1) has filed all reports required to be filed by section 13 of the Securities Exchange Act of 1934 during the preceding 12 months ( or for such shorter period that the bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No
          ---    ---

Indicate the number of shares outstanding of each of the bank's classes of common stock, as of the latest practical date:

     Common Stock, par value $5.00 per share, 460,013 at November 14, 1996.

                            Atlantic Stewardship Bank

                                      INDEX

                                                                           PAGE
                                                                          NUMBER
                                                                          ------
PART I  -  CONSOLIDATED FINANCIAL INFORMATION

ITEM I  -  CONSOLIDATED FINANCIAL STATEMENTS

      Consolidated Statements of Financial Condition
      at September 30, 1996 and December 31, 1995 (Unaudited) ..........       1

      Consolidated Statements of Income for the Nine
      Months ended September 30, 1996 and 1995 ( Unaudited) ............       2

      Consolidated Statements of Income for the Three
      Months ended September 30, 1996 and 1995 ( Unaudited) ............       3

      Consolidated Statements of Cash Flows for the Nine
      Months ended September 30, 1996 and 1995 (Unaudited) .............       4

      Consolidated Statement of Changes in Stockholders'
      Equity for the Nine Months ended September 30, 1996 and
      1995 (Unaudited) .................................................       5

      Notes to Consolidated Financial Statements .......................     6-9

ITEM II  -   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF
             OPERATIONS ................................................   10-17

PART II  -  OTHER INFORMATION

ITEM 1 THRU ITEM 6 .....................................................      18

SIGNATURES .............................................................      19

                    Atlantic Stewardship Bank and Subsidiary
                 Consolidated Statements of Financial Condition
                                   (Unaudited)


                                                                   September 30,  December 31,
                                                                       1996           1995
                                                                  -------------   ------------
Assets

Cash and due from banks                                           $   5,759,956   $  4,415,531
Federal funds sold                                                    5,550,000      3,050,000
                                                                  -------------   ------------
    Cash and cash equivalents                                        11,309,956      7,465,531

Securities available for sale                                        11,344,975      9,881,267
Securities held to maturity; estimated fair value
  of $18,354,956 (1996) and $20,291,878 (1995)                       18,275,690     19,648,898
Investments carried by law                                              450,800        337,200
Loans, net of allowance for possible loan losses of
  of $ 1,292,269 (1996) and $1,176,822 (1995)                        77,063,797     70,975,852
Mortgage loans held for sale                                               --          350,389
Premises and equipment, net                                           2,230,345      2,160,260
Accrued interest receivable                                             846,916        836,689
Intangible assets, net of accumulated amortization of
  $134,571 (1996) and $73,967 (1995)                                    637,409        698,013
Other real estate owned, net                                            229,302        249,302
Other assets                                                            557,041        516,710
                                                                  -------------   ------------

    Total assets                                                  $ 122,946,231   $113,120,111
                                                                  =============   ============

Liabilities and stockholders' equity

Liabilities
Deposits:
  Noninterest-bearing                                             $  23,224,723   $ 22,961,834
  Interest-bearing                                                   87,421,923     78,826,708
                                                                  -------------   ------------

    Total deposits                                                  110,646,646    101,788,542

Securities sold under agreements to repurchase                        1,492,217      1,650,049
Accrued expenses and other liabilities                                  817,527        530,769
                                                                  -------------   ------------

    Total liabilities                                               112,956,390    103,969,360
                                                                  -------------   ------------

Commitments and contingencies                                              --             --

Stockholders' equity
Common stock:
  Par value $5.00; 1,200,000 shares authorized; 460,013 (1996)
  and 455,441 (1995) issued and outstanding                           2,300,067      2,277,207
Surplus                                                               2,683,201      2,588,330
Undivided profits                                                     5,028,738      4,269,933
Net unrealized loss (gain) on securities available for sale             (22,165)        15,281
                                                                  -------------   ------------

    Total stockholders' equity                                        9,989,841      9,150,751
                                                                  -------------   ------------

    Total liabilities and stockholders' equity                    $ 122,946,231   $113,120,111
                                                                  =============   ============

See notes to unaudited consolidated financial statements.

                    Atlantic Stewardship Bank and Subsidiary
                        Consolidated Statements of Income
                                   (Unaudited)


                                                                  Nine Months Ended
                                                                    September 30,
                                                              -------------------------
                                                                 1996            1995
                                                              -----------   -----------
Interest income:
   Loans                                                      $ 5,114,144   $ 4,426,920
   Securities held to maturity
     Taxable                                                      556,823       399,418
     Non-taxable                                                  330,520       346,975
   Securities available for sale                                  455,317       374,628
   Other interest-earning assets                                  225,304       277,865
                                                              -----------   -----------
      Total interest income                                     6,682,108     5,825,806
                                                              -----------   -----------

Interest expense:
   Deposits                                                     2,413,491     1,944,562
   Borrowed money                                                  61,168        57,634
                                                              -----------   -----------
      Total interest expense                                    2,474,659     2,002,196
                                                              -----------   -----------

Net interest income                                             4,207,449     3,823,610
Provision for possible loan losses                                110,000       120,000
                                                              -----------   -----------
Net interest income after provision for possible loan losses    4,097,449     3,703,610
                                                              -----------   -----------

Non-interest income:
   Fees and service charges                                       375,650       263,642
   Gain (loss) on calls/sales of investment securities             (3,766)       (8,015)
   Gain on sale of mortgage loans                                  42,387        11,221
   Miscellaneous                                                   92,682        55,649
                                                              -----------   -----------
      Total non-interest income                                   506,953       322,497
                                                              -----------   -----------

Non-interest expenses:
   Salaries and employee benefits                               1,548,479     1,426,375
   Occupancy, net                                                 214,942       195,016
   Equipment                                                      181,650       140,936
   Data processing                                                155,538       159,203
   Advertising                                                     63,823        41,430
   FDIC insurance premium                                          48,797        90,094
   Amortization of intangible assets                               60,604        35,233
   Other real estate owned expense                                 13,555        31,005
   Charitable contributions                                       163,127        99,622
   Stationery and supplies                                        142,626       118,725
   Miscellaneous                                                  636,041       551,513
                                                              -----------   -----------
      Total noninterest expenses                                3,229,182     2,889,152
                                                              -----------   -----------

Income before income taxes                                      1,375,220     1,136,955
Income taxes                                                      424,619       361,666
                                                              -----------   -----------
Net income                                                    $   950,601   $   775,289
                                                              ===========   ===========
Net income per common share                                   $      2.08   $      1.72
                                                              ===========   ===========
Dividends per common share                                    $      0.42   $      0.36
                                                              ===========   ===========
Weighted average number of common shares outstanding              457,100       451,826
                                                              ===========   ===========

See notes to unaudited consolidated financial statements

                    Atlantic Stewardship Bank and Subsidiary
                        Consolidated Statements of Income
                                   (Unaudited)


                                                                  Three Months Ended
                                                                    September 30,
                                                              -------------------------
                                                                  1996          1995
                                                              -----------   -----------
Interest income:
   Loans                                                      $ 1,749,545   $ 1,525,098
   Securities held to maturity
     Taxable                                                      186,048       172,266
     Non-taxable                                                  107,601       113,272
   Securities available for sale                                  177,681       135,006
   Other interest-earning assets                                   91,854       107,262
                                                              -----------   -----------
      Total interest income                                     2,312,729     2,052,904
                                                              -----------   -----------
Interest expense:
   Deposits                                                       841,969       731,488
   Borrowed money                                                  17,847        20,552
                                                              -----------   -----------
      Total interest expense                                      859,816       752,040
                                                              -----------   -----------
Net interest income                                             1,452,913     1,300,864
Provision for possible loan losses                                 30,000        30,000
                                                              -----------   -----------
Net interest income after provision for possible loan losses    1,422,913     1,270,864
                                                              -----------   -----------
Noninterest income:
   Fees and service charges                                       126,910        88,404
   Gain (loss) on calls/sales of investment securities             (5,591)        3,850
   Gain on sales of mortgage loans                                  9,153         6,624
   Miscellaneous                                                   52,956         8,568
                                                              -----------   -----------
      Total noninterest income                                    183,428       107,446
                                                              -----------   -----------
Noninterest expenses:
   Salaries and employee benefits                                 542,085       477,781
   Occupancy, net                                                  68,902        65,467
   Equipment                                                       54,761        45,577
   Data processing                                                 48,048        51,012
   Advertising                                                     30,330        12,880
   FDIC insurance premium                                          40,759          (987)
   Amortization of intangible assets                               20,201        15,100
   Other real estate owned expense                                 (2,563)       19,877
   Charitable contributions                                        52,548        26,215
   Stationery and supplies                                         52,801        25,823
   Miscellaneous                                                  228,106       184,122
                                                              -----------   -----------
      Total noninterest expenses                                1,135,978       922,867
                                                              -----------   -----------
Income before income taxes                                        470,363       455,443
Income taxes                                                      135,769       152,442
                                                              -----------   -----------
Net income                                                    $   334,594   $   303,001
                                                              ===========   ===========
Net income per common share                                   $      0.73   $      0.67
                                                              ===========   ===========
Weighted average number of common shares outstanding              457,100       452,743
                                                              ===========   ===========

See notes to unaudited consolidated financial statements.

                    Atlantic Stewardship Bank and Subsidiary
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                         Nine Months Ended
                                                                           September 30,
                                                                   ---------------------------
                                                                        1995           1996
                                                                   ------------   ------------
Cash flows from operating activities:
   Net income                                                      $    950,601   $    775,289
   Adjustments to reconcile net income to
      net cash provided by (used in) operating activities:
        Depreciation and amortization of premises and equipment         178,191        151,200
        (Gain) Loss on call/sale of investment securities                 3,765         11,865
        Amortization of premiums and accretion of discounts, net         42,547         34,411
        Accretion of deferred loan fees                                 (48,032)       (65,188)
        Provision for possible loan losses                              110,000        120,000
        Provision for possible losses on other real estate               20,000         20,000
        Amortization of intangibles                                      60,604         35,233
        Originations of mortgage loans held for sale                 (4,078,800)    (1,146,150)
        Proceeds from sale of mortgage loans                          4,475,187        957,371
        Gain on sale of loans                                           (42,387)       (11,221)
        Premium paid on deposit acquisition                                --         (771,980)
        Deferred income tax (benefit)                                  (100,160)       (25,795)
        (Increase) decrease in accrued interest receivable              (10,227)       (90,993)
        Increase in other assets                                         79,575           (901)
        Increase in other liabilities                                   286,758        333,319
                                                                   ------------   ------------
           Net cash provided by (used in) operating activities        1,927,622        326,460
                                                                   ------------   ------------

Cash flows from investing activities:
   Purchase of securities available for sale                         (2,297,599)    (3,077,441)
   Proceeds from maturities and
    principal repayments on securities available for sale               749,128        550,898
   Proceeds from sales and calls on securities available for sale             0      2,414,643
   Purchase of securities held to maturity                           (3,659,637)    (7,843,724)
   Proceeds from maturities and
    principal repayments on securities held to maturity               4,041,040      2,461,026
   Proceeds from call on securities held to maturity                    969,453           --
   Purchase of investments required by law                             (113,600)          --
   Net increase in loans                                             (6,149,913)    (7,155,261)
   Additions to premises and equipment                                 (248,276)       (99,401)
                                                                   ------------   ------------
        Net cash used in investing activities                        (6,709,404)   (12,749,260)
                                                                   ------------   ------------

Cash flows from financing activities
   Net increase in noninterest-bearing deposits                         262,889      2,759,075
   Net increase in interest-bearing deposits                          8,595,215      4,622,668
   Net decrease in securities sold under agreements to repurchase      (157,832)       531,198
   Net purchase of deposits                                                --        8,878,365
   Cash dividends paid on common stock                                 (191,796)      (162,478)
   Sale of common stock                                                 117,731         95,655
                                                                   ------------   ------------
        Net cash provided by financing activities                     8,626,207     16,724,483
                                                                   ------------   ------------

Net increase in cash and cash equivalents                             3,844,425      4,301,683
Cash and cash equivalents - beginning                                 7,465,531      4,741,467
                                                                   ------------   ------------
Cash and cash equivalents - ending                                 $ 11,309,956   $  9,043,150
                                                                   ============   ============

Supplemental disclosures of cash flow information:
   Cash paid during the year for interest                          $  2,484,018   $  1,049,467
   Cash paid during the year for income taxes                           320,526        353,120

See notes to unaudited consolidated financial statements.

                    Atlantic Stewardship Bank and Subsidiary
           Consolidated Statements of Changes in Stockholders' Equity
                                   (Unaudited)


                                                   For the Period Ended September 30, 1996
                                   ---------------------------------------------------------------------
                                                                                    Net
                                                                                 Unrealized
                                                                                  Loss on
                                                                                 Securities
                                      Common Stock                    Undivided   Available
                                    Shares   Par Value   Surplus       Profits     for Sale      Total
                                   -------  ----------  ----------  -----------   --------   -----------

Balance -- December 31, 1995       455,441  $2,277,207  $2,588,330  $ 4,269,933   $ 15,281   $ 9,150,751
Dividends Paid                        --          --          --       (191,796)      --        (191,796)
Sale of Common Stock                 4,572      22,860      94,871         --         --         117,731
Net Income for the nine months
   ended September 30, 1996           --          --          --        950,601       --         950,601
Net unrealized loss on securities
   available for sale                 --          --          --           --      (37,446)      (37,446)
                                   -------  ----------  ----------  -----------   --------   -----------
Balance -- September 30, 1996      460,013  $2,300,067  $2,683,201  $ 5,028,738   $(22,165)  $ 9,989,841
                                   =======  ==========  ==========  ===========   ========   ===========


                                                   For the Period Ended September 30, 1995
                                   ---------------------------------------------------------------------
                                                                                    Net
                                                                                 Unrealized
                                                                                  Loss on
                                                                                 Securities
                                      Common Stock                    Undivided   Available
                                    Shares   Par Value   Surplus       Profits     for Sale      Total
                                   -------  ----------  ----------  -----------   --------   -----------

Balance -- December 31, 1994      449,988  $2,249,941  $2,516,218  $ 3,288,000   $(220,315)  $ 7,833,844
Dividends Paid                       --          --          --       (162,478)       --        (162,478)
Sale of Common Stock                5,304      26,522      69,133         --          --          95,655
Net Income for the nine months
   ended September 30, 1995          --          --          --        775,289        --         775,289
Net change in unrealized loss on
   securities available for sale     --          --          --           --       219,764       219,764
                                   -------  ----------  ----------  -----------   --------   -----------
Balance -- September 30, 1995     455,292  $2,276,463  $2,585,351  $ 3,900,811   $    (551)  $ 8,762,074
                                   =======  ==========  ==========  ===========   ========   ===========

                    Atlantic Stewardship Bank and Subsidiary
              Notes to Unaudited Consolidated Financial Statements

Note 1.   Principles of consolidation

          The consolidated financial statements include the accounts of Atlantic Stewardship Bank and its wholly owned subsidiary, Stewardship Investment Corp., collectively ("the Bank"). All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. Certain prior period amounts have been reclassified to conform to the current presentation. The consolidated financial statements of the Bank have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statements of financial condition and revenues and expenses during the reporting periods. Actual results could differ significantly from those estimates.

          Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for possible loan losses. Management believes that the allowance for possible loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance for possible loan losses may be necessary based on changes in economic conditions in the market area.

Note 2.   Basis of presentation

          The interim unaudited consolidated financial statements included herein have been prepared in accordance with instructions for Form F-4 and the rules and regulations of the Federal Deposit Insurance Corporation (FDIC) and, therefore, do not include information or footnotes necessary for a complete presentation of consolidated financial condition, results of operations, and cash flows in conformity with generally accepted accounting principles. However, all adjustments, consisting only of normal recurring adjustments, which in the opinion of management are necessary for a fair presentation of the consolidated financial statements, have been included. The results of operations for nine months ended September 30, 1996 are not necessarily indicative of the results which may be expected for the entire year.

                    Atlantic Stewardship Bank and Subsidiary
         Notes to Unaudited Consolidated Financial Statements Continued

Note 3.   Securities Available for Sale

          The following table sets forth the amortized cost and carrying value of the Bank's securities available for sale as of September 30, 1996 and December 31, 1995. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", securities available for sale are carried at estimated fair value.

                                                September 30, 1996
                                 ----------------------------------------------
                                                Gross         Gross
                                  Amortized   Unrealized   Unrealized  Carrying
                                     Cost       Gains        Losses      Value
                                 -----------  --------    --------  -----------
U.S. Treasury securities          $3,332,016  $  2,655    $ 10,721  $ 3,323,950
U.S. Government agencies           1,051,989       258      10,666    1,041,581
Obligations of state and
   political subdivisions            274,617      --         8,351      266,266
Mortgage-backed securities         6,724,145    47,124      58,091    6,713,178
                                 -----------  --------    --------  -----------
                                 $11,382,767  $ 50,037    $ 87,829  $11,344,975
                                 ===========  ========    ========  ===========

                                               December 31, 1995
                                 ----------------------------------------------
                                                Gross         Gross
                                  Amortized   Unrealized   Unrealized  Carrying
                                     Cost       Gains        Losses      Value
                                 -----------  --------    --------  -----------
U.S. Treasury securities         $2,344,964   $ 26,717    $   --    $ 2,371,681
U.S. Government agencies            800,000        625      10,191      790,434
Obligations of state and
   political subdivisions           275,913       --         7,242      268,671
Mortgage-backed securities        6,438,620     48,465      36,604    6,450,481
                                 -----------  --------    --------  -----------
                                 $9,859,497   $ 75,807    $ 54,037  $ 9,881,267
                                 ===========  ========    ========  ===========

Note 4.   Securities Held to Maturity

          The following table sets forth the carrying value and estimated fair value of the Bank's securities held to maturity as September 31, 1996 and December 31, 1995. Securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts.

                                                September 31, 1996
                                 ----------------------------------------------
                                                Gross         Gross    Estimated
                                   Carrying   Unrealized   Unrealized    Fair
                                     Cost       Gains        Losses      Value
                                 -----------  --------    --------  -----------
U.S. Treasury securities          $1,942,098  $  1,059    $ 14,615  $ 1,928,542
U.S. Government agencies           5,754,136     3,950      89,685    5,668,401
Obligations of state and
   political subdivisions          7,984,959   139,192      15,159    8,108,992
Mortgage-backed securities         2,594,497    54,744         220    2,649,021
                                 -----------  --------    --------  -----------
                                 $18,275,690  $198,945    $119,679  $18,354,956
                                 ===========  ========    ========  ===========

                                                December 31, 1995
                                 ----------------------------------------------
                                                Gross         Gross    Estimated
                                   Carrying   Unrealized   Unrealized    Fair
                                     Cost       Gains        Losses      Value
                                 -----------  --------    --------  -----------
U.S. Treasury securities          $2,740,914   $ 9,117    $    813  $ 2,749,218
U.S. Government agencies           4,918,475    85,268       8,777    4,994,966
Obligations of state and
   political subdivisions          8,975,738   482,719       9,477    9,448,980
Mortgage-backed securities         3,013,771    84,943        --      3,098,714
                                 -----------  --------    --------  -----------
                                 $19,648,898  $662,047    $ 19,067  $20,291,878
                                 ===========  ========    ========  ===========

                    Atlantic Stewardship Bank and Subsidiary
         Notes to Unaudited Consolidated Financial Statements Continued

Note 5.   Loans

          The Bank's primary market area for lending is the small and medium sized business and professional community as well as the individuals residing, working and shopping in Bergen and Passaic counties, New Jersey. The following tables set forth the composition of loans as of the periods indicated.

                                         September 30,       December 31,
                                             1996                1995
                                          -----------         -----------

Mortgage
   Residential                            $13,680,111         $14,421,777
   Commercial                              25,685,268          23,264,126
Commercial                                 17,031,408          15,592,705
Equity                                      4,254,143           4,052,244
Installment                                17,739,290          14,830,764
Other                                          81,935             146,553
                                          -----------         -----------
      Total loans                          78,472,155          72,308,169
                                          -----------         -----------

Less: Deferred loan fees                      116,089             155,495
      Allowance for possible loan losses    1,292,269           1,176,822
                                          -----------         -----------
                                            1,408,358           1,332,317
                                          -----------         -----------

      Loans, net                          $77,063,797         $70,975,852
                                          ===========         ===========

Note 6.  Allowance for possible loan losses

                                          Nine Months Ended September 30,
                                             1996               1995
                                          -----------        -----------

Balance, beginning of period              $ 1,176,822         $ 1,088,486
Provision charged to operations               110,000             120,000
Recoveries of loans charged off                11,829                 750
Loans charged off                              (6,382)            (62,534)
                                          -----------        -----------

Balance, end of period                    $ 1,292,269         $ 1,146,702
                                          ===========         ===========

                    Atlantic Stewardship Bank and Subsidiary
         Notes to Unaudited Consolidated Financial Statements Continued

Note 7.  Loan Impairment

          Under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures", the Bank has defined the population of impaired loans to include all nonaccrual loans and loans more than 90 days past due. Effective January 1, 1995, the Bank adopted both SFAS 114 & 118 which established new requirements for the calculation of certain components of the allowance for possible loan losses. Adoption of these new standards had no effect on the level of the allowance for possible loan losses, recognition of interest income or operating results for the nine months ended, September 30, 1996. The following table sets forth information regarding the impaired loans.

                                                                   September 30,
                                                                       1996
                                                                   -------------
Impaired loans
   With related allowance for credit loss                          $     655,000
   Without related allowance for credit loss                             --
                                                                   -------------
Total impaired loans                                               $     655,000
                                                                   =============
Related allowance for possible credit losses                       $     164,500
                                                                   =============

Note 8.  Net income per share

          Net income per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period.

Note 9.  Recent Accounting Pronouncements

          In May, 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 122 (SFAS No. 122), Accounting for Mortgage Servicing Rights." This statement requires recognition of the rights to service mortgage loans for others, whether those rights were acquired through purchase or origination. SFAS No. 122 also requires that capitalized mortgage servicing rights be evaluated for impairment based on the fair value of those rights with impairment recognized through a valuation allowance. SFAS No. 122 is effective for the fiscal years beginning after December 15, 1995. Since the Bank has not sold any mortgages with servicing retained during the first nine months of 1996, the adoption of SFAS 121 has had no impact on the Bank's consolidated financial condition or results of operation.

          In October 1995, FASB issued Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages all entities to adopt the "fair values based method" of accounting for employee stock compensation plans. However, SFAS No. 123 also allows an entity to continue to measure compensation cost under such plans using the "intrinsic value based method." The accounting requirements of this statement are effective for transactions entered into in fiscal years that begin after December 15, 1995. The Bank anticipates accounting for compensation cost under the intrinsic value based method and must provide pro forma disclosures for all awards granted in fiscal years that begin after December 15, 1995. Such disclosures include net income and earnings per share as if the fair values based method of accounting had been applied. As of September 30, 1996, the stock compensation plans have not been activated, therefore, no disclosure is necessary.

                            Atlantic Stewardship Bank
                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

Financial Condition

Total assets increased by $9.8 million, or 8.7%, from $113.1 million at December 31, 1995 to $122.9 million at September 30, 1996. The increase in assets reflects, among other things, increases in net loans of $6.1 million, federal funds sold of $2.5 million, and securities available for sale of $1.5 million. The composition of the loan portfolio is basically unchanged at September 30, 1996 when compared with the portfolio at December 31, 1995.

Total deposits increased $8.8 million, or 8.7%, to $110.6 million at September 30, 1996 from $101.8 million at December 31, 1995. Interest-bearing deposits increased $8.6 million, or 10.9%, to $87.4 million at September 30, 1996, and noninterest-bearing deposits, increased $0.3 million, or 1.1%, to $23.2 million at September 30, 1996.

The Bank's primary focus during the first nine months of 1996 was to prepare for and complete a core computer conversion which occurred on April 25, 1996. Although maintaining an outsourcing relationship, the conversion required much effort from the Bank in understanding, training, and utilizing the benefits of the new system. During the third quarter of 1996, the Bank concentrated its efforts on a PC Based Teller and Platform System designed to provide more efficient service to our customers and to provide better tracking and cross selling tools. This new software should allow the Bank to begin to assess the offering of electronic banking services as well as new deposit and loan products. The Bank will begin to explore the introduction of telephone and PC banking in the near future.

The Bank has undergone an analysis of the implementation of ATM machines at each of the branch locations. The Bank has offered ATM cards to its customer base for the past two years and has grown to over 1,000 cards issued. Because of the changes in the ATM industry, the Bank has made a commitment to provide machines for customer and noncustomer use. The Bank has ordered the ATM equipment and anticipates installation in the first quarter of 1997. This continues to show the Bank's commitment to provide customers with extended banking hours.

The Bank has also entered into lease negotiations to establish a branch site in Ridgewood, Bergen County, New Jersey. Applications have been filed and approved by the State of New Jersey and the FDIC. Management believes this site to be a good extension of our market as Ridgewood is a contiguous town with Midland Park, where the Bank's administrative headquarters is located. It is anticipated that the lease will be signed and a target opening date established when the construction on the building has begun. In addition, the Board is exploring other areas in Northern New Jersey for future branching activities.

At the Annual Shareholder Meeting, held on April 30, 1996, the shareholders approved the formation of a Holding Company, Stewardship Financial Corporation. The Commissioner of the Department of Banking , State of New Jersey approved the plan on March 19, 1996. The Stewardship Financial Corporation (the Holding Company) completed the necessary notice with the Federal Reserve Bank of New York under the Bank Holding Company Act of 1956, as amended, to acquire 100 percent of the outstanding stock of Atlantic Stewardship Bank and thereby become a bank holding company with respect to Atlantic Stewardship Bank. The Federal Reserve Bank of New York advised the Holding Company on July 19, 1996, that there was no objection to the notice. The Holding Company will be established effective November 22, 1996.

The Holding Company structure will maximize the Bank's flexibility in undertaking its current and future operations. In addition, the Holding Company structure makes available a variety of means to assist the Holding Company Board in acting in the best interests of shareholders in the face of an unsolicited takeover bid which are not available to the Bank. Although the Holding Company's Certificate of Incorporation does not currently contain any defensive provisions, shareholders may be asked to approve such provisions at the next annual meeting in the Spring of 1997.

Results of Operations
Nine Months Ended September 30, 1996

General

The Bank reported net income of $951,000, or $2.08 per share for the nine months ended September 30, 1996 compared to $775,000 or $1.72 per share for the same period in 1995. The $176,000 increase in net income was primarily caused by increases in net interest income and noninterest income and a decrease in the provision for possible loan losses, partially offset by increases in noninterest expense.

Net interest income

Net interest income increased $384,000, or 10.0%, for the nine months ended September 30, 1996 as compared with the corresponding period in 1995. The increase was primarily due to an increase in average net interest-earning assets offset by a decline in the interest rate spread.

Total interest income increased $856,000, or 14.7%, primarily due to an increase in the average volume of interest-earning assets offset by a decrease in the yields earned on most interest-earning asset categories. The average balance of interest-earning assets increased $16.4 million, or 17.3%, from $95.0 million for the nine months ended September 30, 1995 to $111.4 million for the same period in 1996, primarily being funded by an increase to the bank's average deposit base. The Bank experienced an increase in loan demand which allowed loans on average to increase $11.3 million to an average $76.1 million for the nine months ended September 30, 1996, from an average $64.8 million for the comparable period in 1995.

Interest paid on deposits and borrowed money increased $472,000, or 23.6%, due primarily to an increase in the average volume of total interest-bearing deposits and to higher rates paid on time deposit categories. Average costs for interest-bearing liabilities increased to 3.83% for the nine months ended September 30, 1996 from 3.57% for the nine months ended September 30, 1995. The average balance of total interest-bearing deposits increased to $84.5 million for the nine months ended September 30, 1996 from $73.4 million for the comparable 1995 period, primarily as a result of the Bank's expanding customer base.

Provision for possible loan losses

The Bank maintains an allowance for possible loan losses at a level considered by management to be adequate to cover the inherent risks associated with its loan portfolio, after giving consideration to changes in general market conditions and in the nature and volume of the Bank's loan activity. The allowance for possible loan losses is based on estimates, and ultimate losses may vary from the current estimates. Additions to the allowance for possible loan losses are charged to operations during the period in which such additions are deemed necessary.

The provision charged to operations totaled $110,000 and $120,000 during the nine months ended September 30, 1996 and 1995, respectively. See "Asset Quality" section for summary of allowance for loan losses and nonperforming assets. The Bank monitors its loan portfolio and intends to continue to provide for loan loss reserves based on its ongoing periodic review of the loan portfolio and general market conditions.

Noninterest income

Noninterest income increased by $184,000, or 57.2%, to $507,000 during the nine months ended September 30, 1996 when compared with $322,000 during the 1995 period. Contributing to this increase was a $112,000 increase in deposit-related fees and service charges caused by the increased deposit base, a $40,000 reversal of a prior year accrual for miscellaneous expenses which will not be incurred, and an increase of $31,000 in gain on sale of mortgage loans. This gain was due primarily to the increase in loans originated and sold during the first quarter of 1996 compared to the similar period in 1995.

Noninterest expenses

Noninterest expenses increased by approximately $340,000, or 11.8%, to $3.2 million for the nine months ended September 30, 1996, compared to $2.9 million for the same 1995 period. Salaries and employee benefits, the major component of noninterest expenses, increased $122,000, or 8.6%, during the nine months ended September 30, 1996. This increase is due primarily to several new positions created in the accounting and operations area. Equipment and data processing expense increased $37,000, or 12.3%, due to the computer software conversion. Amortization of intangibles increased $25,000 over the 1995 period because the 1995 period was only a partial period. Other real estate expense contained an additional $20,000 expense to an established valuation reserve to reduce the carrying value of the other real estate property. Partially offsetting these expenses was a reduction of $41,000 in FDIC insurance premiums.

Income taxes

Income tax expense totaled $425,000 and $362,000 during the nine months ended September 30, 1996 and 1995, respectively.

Results of Operations
Three Months Ended September 30, 1996

General

The Bank reported net income of $335,000, or $0.73 per share for the three months ended September 30, 1996 compared to $303,000 or $0.67 per share for the same period in 1995. The $32,000 increase in net income was primarily caused by increases in net interest income and noninterest income, partially offset by an increase in noninterest expense.

Net interest income

Net interest income increased $152,000, or 11.7%, for the three months ended September 30, 1996 as compared with the corresponding period in 1995. The increase was primarily due to an increase in average net interest-earning assets.

Total interest income increased $260,000, or 12.7%, primarily due to an increase in the average volume of interest-earning assets. The average balance of interest-earning assets increased $14.5 million, or 14.3%, from $101.0 million for the three months ended September 30, 1995 to $115.2 million for the same period in 1996, primarily being funded by an increase to the bank's average deposit base. The Bank experienced an increase in loan demand which allowed loans on average to increase $11.3 million to an average $78.0 million for the three months ended September 30, 1996, from an average $66.6 million for the comparable period in 1995.

Interest paid on deposits and borrowed money increased $108,000, or 14.3%, due primarily to an increase in the average volume of total interest-bearing deposits and to higher rates paid on time deposit categories. The average balance of total interest-bearing deposits increased $9.4 million to $87.4 million for the three months ended September 30, 1996 from $78.0 million for the comparable 1995 period, primarily as a result of the Bank's expanding customer base.

Provision for possible loan losses

The provision charged to operations totaled $30,000 for both of the three months ended June 30, 1996 and 1995, respectively. See "Asset Quality" section for summary of allowance for loan losses and nonperforming assets. The Bank monitors its loan portfolio and intends to continue to provide for loan loss reserves based on its ongoing periodic review of the loan portfolio and general market conditions.

Noninterest income

Noninterest income increased by $76,000, or 70.7%, to $183,000 during the three months ended September 30, 1996 when compared with $107,000 during the 1995 period. Contributing to this increase was a $39,000 increase in deposit-related fees and service charges and a $40,000 reversal of a prior year accrual for miscellaneous expenses which will not be incurred. In addition, the Bank continued to experience an increase in the volume of mortgage loans originated and sold which resulted in a $3,000 increase in the gain on sale of mortgage loans.

Noninterest expenses

Noninterest expenses increased by approximately $213,000, or 23.1%, to $1.1 million for the three months ended September 30, 1996, compared to $923,000 for the same 1995 period. Salaries and employee benefits, the major component of noninterest expenses, increased $64,000, or 13.5%, during the three months ended September 30, 1996 due primarily to new positions in the accounting and operations department. FDIC insurance premium increased $42,000 during the three months ended September 30, 1996. This increase was due to the Bank receiving a refund of FDIC insurance premiums totaling $52,000 in 1995 and the Bank being assessed a special Savings Association Insurance Fund (SAIF) Assessment of $37,000 on September 30, 1996. The SAIF assessment, incurred under the Deposit Insurance Funds Act of 1996, was calculated based on the deposits purchased from the Resolution Trust Corporation in March, 1995. Advertising, stationery and supplies, and miscellaneous expense increased $88,000 or 39.7% due to the continued growth of the bank and a special advertising mailing to a local community.

Income taxes

Income tax expense totaled $136,000 and $152,000 during the three months ended September 30, 1996 and 1995, respectively.

Asset Quality

The Bank's principal earning assets are its loans to businesses and individuals located in the State of New Jersey. Inherent in the lending function is the risk of deterioration in the borrower's ability to repay their loans under their existing loan agreements. Risk elements include nonaccrual loans, past due and restructured loans, potential problem loans, loan concentrations, nonaccrual investments and other real estate owned. The following table shows the composition of nonperforming assets at the end of the last four quarters:

                                       09/30/96   06/30/96  03/31/96    12/31/95
                                       -------    -------   --------    --------
                                                (Dollars in Thousands)
Nonaccrual Loans: (1)                   $   95     $   95     $   95     $  333
Loans past due 90 days or more: (2)        560        685        680        764
Restructured Loans:                        271        148        151         69
                                        ------     ------     ------     ------
   Total Nonperforming loans               926        928        926      1,066
Nonaccrual investments                     --         --           7          8
Other real estate                          229        229        229        249
                                        ------     ------     ------     ------
   Total Nonperforming assets           $1,155     $1,157     $1,162     $1,423
                                        ======     ======     ======     ======

Allowance for Loan losses               $1,292     $1,260     $1,208     $1,177
                                        ======     ======     ======     ======

Nonaccrual loans to total loans           0.12%      0.12%      0.13%      0.46%
Nonperforming loans to total loans        1.18%      1.21%      1.26%      1.61%
Nonperforming loans to total assets        .75%       .76%       .81%      1.03%
Nonperforming assets to total assets       .94%       .98%      1.01%      1.26%
Allowance for loan losses to total
  loans                                   1.65%      1.64%      1.65%      1.63%
Allowance for loan losses to non-
   performing loans                     139.54%    135.74%    130.49%    100.90%

(1) Generally represents loans as to which the payment of interest or principal is in arrears for a period of more than 90 days. Interest previously accrued on these loans and not yet paid is reversed and charged against income during the current period. Interest earned thereafter is only included in income to the extent that it is received in cash.

(2) Represents loans as to which payments of interest or principal are contractually past due 90 days or more but which are currently accruing income at the contractually stated rates. A determination is made to continue accruing income on those loans which are sufficiently collateralized and on which management believes all interest and principal owed will be collected.

There were no loans at September 30,1996, other than those included in the above table, where the Bank was aware of any credit conditions of any borrowers that would indicate a strong possibility of the borrowers not complying with the present terms and conditions of repayment and which may result in such loans being included as non-accrual, past due or restructured at a future date.

At September 30, 1996, there were no concentrations, other than a geographic concentration in northern New Jersey, of loans exceeding 10% of total loans outstanding. Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other related conditions.

Liquidity and Capital Resources

The Bank's primary sources of funds are deposits, amortization and prepayments of loans and mortgage-backed securities, maturities of investment securities and funds provided from operations. While scheduled loan and mortgage-backed securities amortization and maturities of investment securities are a relatively predictable source of funds, deposit flow and prepayments on loans and mortgage-backed securities are greatly influenced by market interest rates, economic conditions and competition.

The Bank's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. Cash and cash equivalents increased approximately $3.8 million during the first nine months of 1996, as financing activities provided $8.6 million, operating activities provided $1.9 million, and investing activities used $6.7 million.

Liquidity management is a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as federal funds.

As of September 30, 1996 the Bank's capital ratios were as follows:

                       Required      Actual        Excess
                       --------      ------        ------
Risk-based Capital
    Tier 1               4.00%        12.32%        8.32%
    Total                8.00%        13.57%        5.57%
Leverage Ratio           3.00%         7.69%        4.69%

                            Atlantic Stewardship Bank
                          Part II -- Other Information

Item   1.   Legal Proceedings
               None

Item   2.   Changes in Securities
               None

Item   3.   Defaults Upon Senior Securities
               None

Item   4.   Submission of Matters to a Vote of Security Holders
               None

Item   5.   Other Information
               None

Item   6.   Exhibits and Reports on Form F-3
              (a) Exhibits
                   None
              (b)  Reports
                   None

                                   SIGNATURES

Under the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                            Atlantic Stewardship Bank


Date:     November 14, 1996                 By:  /s/  Paul Van Ostenbridge
        -------------------------------          ----------------------------
                                                 Paul Van Ostenbridge
                                                 President and Chief Executive
                                                 Officer


Date:     November 14, 1996                 By:  /s/  Julie E. Holland
        -------------------------------          ----------------------------
                                                 Julie E. Holland
                                                 Assistant Vice President and
                                                 Treasurer